Exhibit 99.1

UNDERWRITING AGREEMENT

September 21, 2026

First Mining Gold Corp.

Suite 2070 – 1188 West Georgia Street

Vancouver, BC V6E 4A2

Attention:	Daniel W. Wilton

Chief Executive Officer and Director

Dear Mr. Wilton:

The undersigned, Haywood Securities Inc. (“Haywood”), ATB Cormark Capital Markets Corp. (“ATB Cormark”) and National Bank Financial Inc. (“National Bank”, and together with Haywood and ATB Cormark, the “Co-Lead Underwriters”), as co-lead underwriters and joint bookrunners, and the other Underwriters (as hereinafter defined) hereby offer to purchase on an underwritten “bought deal” basis, severally, and not jointly, nor jointly and severally, in their respective proportions set forth in section 9.1 of this Agreement (as hereinafter defined), from First Mining Gold Corp. (the “Company”) 59,530,000 Common Shares (as defined herein) (the “Offered Shares”) at a price of $0.84 per Offered Share (the “Offering Price”) for aggregate gross proceeds to the Company of $50,005,200.

The Company hereby grants to the Underwriters (in accordance with the respective percentages set forth in section 9.1 of this Agreement) an option (the “Over-Allotment Option”), entitling the Underwriters to purchase up to an additional 8,929,500 Offered Shares (each an “Additional Share”) at the Offering Price for the purpose of covering the Underwriters’ over-allocation position, for aggregate gross proceeds of $7,500,780, assuming the full exercise of the Over-Allotment Option. The Over-Allotment Option shall be non-assignable and shall be exercisable, at any time, in whole or in part, at any time for 30 days after the Closing Date (as hereinafter defined).

Where applicable, references to “Offered Securities” in this Agreement shall mean the Offered Shares and the Additional Shares. The offering of the Offered Shares and any Additional Shares by the Company described in this Agreement is hereinafter referred to as the “Offering”.

The Company has advised that (i) it is current in the filing of all materials required to be filed under Securities Laws (as hereinafter defined), (ii) it has filed the Base Shelf Prospectus (as hereinafter defined) in each of the provinces and territories of Canada and the BCSC (as hereinafter defined), as principal regulator, has issued a decision document in respect thereof under NP 11-202 (as hereinafter defined) on behalf of itself and the other Commissions (as hereinafter defined), and (iii) it is qualified to file the Prospectus Supplement (as hereinafter defined) in each of the provinces and territories of Canada as a supplement to the Base Shelf Prospectus in accordance with the requirements of NI 44-101 and NI 44-102 (each as hereinafter defined).

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined) and in the United States (as hereinafter defined), provided, however, that offers and sales of Offered Securities, if any, in the United States by the Underwriters, acting through their U.S. Affiliates (as hereinafter defined), shall be made in compliance with applicable federal and state securities laws of the United States, and all offers and sales of Offered Securities shall be made in accordance with the provisions of Schedule “A” to this Agreement. The Underwriters and the Company acknowledge that Schedule “A” is incorporated into and forms an integral part of this Agreement. The Offered Securities may also be distributed outside Canada and the United States where they may be lawfully sold on a basis exempt from the prospectus, registration and similar requirements of any such jurisdictions.

The net proceeds of the Offering are intended to be used as set forth in the Prospectus Supplement under the heading “Use of Proceeds”.

The additional terms and conditions of this Agreement are set forth below.

1.	DEFINITIONS AND OTHER TERMS OF REFERENCE

1.1	In this Agreement, including any schedules forming a part of this Agreement:

(a)	“Additional Shares” has the meaning given to that term in the second paragraph of this Agreement;

(b)	“affiliate”, “associate”, “distribution”, “material change”, “material fact”, “misrepresentation” and “trade” have the respective meanings ascribed thereto in the Securities Act (British Columbia);

(c)

“Agreement” means this underwriting agreement, including all schedules hereto, and not any particular article or section or other portion except as may be specified, and words such as “hereto”, “herein” and “hereby” refer to this Agreement as the context requires;

(d)

“Ancillary Documents” means all agreements, certificates (including any certificates representing the Offered Securities), officer’s certificates, notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering and pursuant to this Agreement;

(e)	“ATB Cormark” has the meaning given to that term in the first paragraph of this Agreement;

(f)	“Base Shelf Prospectus” means the final short form base shelf prospectus of the Company dated February 23, 2026, including all documentation incorporated by reference;

(g)	“BCSC” means the British Columbia Securities Commission;

(h)	“business day” means a day other than a Saturday, Sunday, statutory holiday or any other day on which the principal chartered banks located in Vancouver, British Columbia are not open for business;

(i)

“Canadian Securities Laws” means, collectively, all applicable securities laws in each of the Qualifying Jurisdictions and the respective rules and regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such provinces and the rules of the TSX, as applicable;

(j)	“Canadian Underwriters” means, collectively, the Co-Lead Underwriters, Canaccord Genuity Corp., SCP Resource Finance LP, Beacon Securities Limited, Ventum Financial Corp., and BMO Nesbitt Burns Inc.;

(k)	“Claim” and “Claims” have the meanings given to such terms in section 13.1;

(l)	“Closing” has the meaning given to that term in section 11.1;

(m)	“Closing Date” has the meaning given to that term in section 11.1;

(n)	“Closing Materials” has the meaning given to that term in section 6.1(k)(x);

(o)	“Closing Time” means 8:00 a.m. (Toronto time) or such other time as may be agreed to in writing by the Company and the Co-Lead Underwriters on the Closing Date;

(p)	“Co-Lead Underwriters” has the meaning given to that term in the first paragraph of this Agreement;

(q)	“Comfort Letter” has the meaning given to that term in section 6.1(k)(i);

(r)

“Commissions” means the securities regulatory bodies (other than stock exchanges) of each of the provinces and territories of Canada and “Commission” means the securities regulatory body of a specified province or territory;

(s)	“Common Shares” means the common shares in the capital of the Company;

(t)	“Company” has the meaning given to that term in the first paragraph of this Agreement;

(u)	“Company’s Auditors” means PricewaterhouseCoopers LLP;

(v)

“Debt Instrument” means any mortgage, note, indenture, loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company or any Material Subsidiary is a party or otherwise bound;

(w)	“Defaulted Securities” has the meaning given to that term in section 9.2;

(x)	“Defaulting Underwriter” has the meaning given to that term in section 9.2;

(y)

“documents incorporated by reference” means all financial statements, related management’s discussion and analysis, management information circulars, annual information forms, material change reports, business acquisition reports, marketing materials or other documents filed by the Company on SEDAR+, whether before or after the date of this Agreement, that are or are deemed to be incorporated by reference into the Prospectus in accordance with Canadian Securities Laws;

(z)	“Duparquet Project” means the mineral property known as the “Duparquet Project” located in Québec, Canada, as described in the Prospectus and the Duparquet Technical Report;

(aa)

“Duparquet Technical Report” means the technical report titled “NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Québec, Canada”, dated October 20, 2023 with an effective date of September 15, 2023, prepared for the Company by G Mining Services Inc.;

(bb)	“Employment Laws” means all federal, provincial, local and foreign Laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours;

(cc)	“Engagement Letter” means the engagement letter among the Company and the Co-Lead Underwriters in respect of the Offering dated September 17, 2026;

(dd)

“Environmental Laws” means all applicable foreign, federal, provincial, territorial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, statutes, ordinances, by-laws and regulations or orders, relating to the protection of the environment, occupational and human health and safety or the treatment, use, processing, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

(ee)

“Financial Statements” means (a) the audited consolidated financial statements of the Company together with the notes thereto and the auditor’s report thereon for the years ended December 31, 2025 and 2024; and (b) the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2026 and 2025, together with the notes thereto;

(ff)

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental, self-regulatory organization or private body (including the TSX or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

(gg)	“Haywood” has the meaning given to that term in the first paragraph of this Agreement;

(hh)	“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board, as the same may be amended or supplemented from time to time;

(ii)	“including” means including without limitation;

(jj)	“Indemnified Parties” and “Indemnified Party” have the meanings given to such terms in section 13.1;

(kk)	“Intellectual Property” has the meaning given to that term in section 5.1(ww);

(ll)	“IT Systems and Data” has the meaning given to that term in section 5.1(qqq);

(mm)

“Laws” or “laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, and notices, as well as all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

(nn)	“Leased Premises” means the premises which are material to the Company and which the Company occupies as a tenant;

(oo)	“Legal Opinions” has the meaning given to that term in section 6.1(k)(ii);

(pp)

“Lien” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

(qq)	“Lock-up Agreements” has the meaning given to that term in section 10.1(j);

(rr)	“Marketing Material” means the term sheet for the Offering dated September 17, 2026, as agreed to between the Company and the Co-Lead Underwriters and filed on SEDAR+;

(ss)	“marketing materials” has the meaning ascribed thereto in NI 41-101;

(tt)

“Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the (i) business, assets (including intangible assets), liabilities, capitalization, ownership, prospects, financial condition, or results of operations of the Company and the Subsidiaries, taken as a whole, (ii) the transactions contemplated by this Agreement, or (iii) the ability of the Company or the Underwriters to perform its obligations under this Agreement;

(uu)

“Material Agreement” means any written contract, commitment, agreement, instrument, lease or other document (including option agreements, earn-in agreements and stream agreements), including licence agreements and agreements relating to intellectual property, to which the Company or a Material Subsidiary is a party or otherwise bound and which is material to the Company or a Material Subsidiary;

(vv)	“Material Properties” means collectively, the Springpole Project and Duparquet Project;

(ww)	“Material Subsidiaries” means Gold Canyon Resources Inc. and Duparquet Gold Mines Inc. (Mines d’Or Duparquet Inc.), and “Material Subsidiary” means either of them;

(xx)	“Mineral Rights” has the meaning given to that term in section 5.1(eee);

(yy)	“Money Laundering Laws” has the meaning given to that term in section 5.1(ttt);

(zz)	“National Bank” has the meaning given to that term in the first paragraph of this Agreement;

(aaa)	“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

(bbb)	“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

(ccc)	“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

(ddd)	“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

(eee)	“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

(fff)	“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

(ggg)	“OFAC” has the meaning given to that term in section 5.1(uuu);

(hhh)	“Offered Shares” has the meaning given to that term in the first paragraph of this Agreement;

(iii)	“Offered Securities” has the meaning given to that term in the third paragraph of this Agreement;

(jjj)	“Offering” has the meaning given to that term in the second paragraph of this Agreement;

(kkk)	“Offering Documents” means, collectively, the Prospectus, any Supplementary Material and the U.S. Memorandum;

(lll)	“Offering Price” has the meaning given to that term in the first paragraph of this Agreement;

(mmm)	“Officers’ Certificate” has the meaning given to that term in section 6.1(k)(v);

(nnn)	“OTCQX” means the OTCQX Best Market;

(ooo)	“Over-Allotment Option” has the meaning given to that term in the second paragraph of this Agreement;

(ppp)	“Over-Allotment Option Closing” means the purchase of Additional Shares contemplated upon the exercise of the Over-Allotment Option;

(qqq)	“Over-Allotment Closing Date” has the meaning given to that term in section 3.2;

(rrr)	“Permits” has the meaning given to that term in section 5.1(fff);

(sss)	“person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

(ttt)

“President’s List Purchasers” means those certain Purchasers designated by the Company in writing as comprising the president’s list, as mutually agreed by the Co-Lead Underwriters, each acting reasonably;

(uuu)	“Prospectus” means collectively the Base Shelf Prospectus and the Prospectus Supplement;

(vvv)

“Prospectus Supplement” means the shelf prospectus supplement of the Company to the Base Shelf Prospectus dated the date of this Agreement, relating to the distribution of the Offered Securities and any and all documents incorporated by reference in such shelf prospectus supplement;

(www)

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Company prior to the Closing Time with the relevant Commissions pursuant to the requirements of Securities Laws, including all documents filed on SEDAR+;

(xxx)	“Purchasers” means the persons who, as purchasers, acquire Offered Securities;

(yyy)	“Qualifying Jurisdictions” means all the provinces and territories of Canada, other than Québec, and “Qualifying Jurisdiction” means any one of them;

(zzz)

“Receipt” means the receipt issued by the BCSC, as principal regulator under NP 11-202, evidencing that a receipt has been, or has been deemed to be, issued for the Base Shelf Prospectus in each of the provinces and territories of Canada;

(aaaa)	“Regulatory Authorities” means, collectively, the Commissions, the TSX and OTCQX;

(bbbb)	“Reports” has the meaning given to that term in section 5.1(kkk);

(cccc)	“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

(dddd)	“Sanctions” has the meaning given to that term in section 5.1(uuu);

(eeee)	“Sanctioned Countries” has the meaning given to that term in section 5.1(uuu);

(ffff)	“SEC” means the United States Securities and Exchange Commission;

(gggg)

“Securities Laws” means all applicable securities laws, rules, regulations, policies, and other instruments promulgated by the securities regulators or other securities regulatory authorities in each of the Qualifying Jurisdictions, the United States and the other jurisdictions in which the Offered Securities are offered or sold, including Canadian Securities Laws and U.S. Securities Laws;

(hhhh)	“SEDAR+” means the System for Electronic Document Analysis and Retrieval;

(iiii)	“Selling Group” has the meaning given to that term in section 4.5;

(jjjj)

“Springpole Project” means the mineral property known as the “Springpole Project” located in the municipality of Red Lake in northwest Ontario, Canada, as described in the Prospectus and the Springpole Technical Report;

(kkkk)

“Springpole Technical Report” means the technical report titled “Springpole Gold Project, NI 43-101 Technical Report and Pre-Feasibility Study, Ontario, Canada”, dated December 19, 2025 with an effective date of December 1, 2025, prepared for the Company by Ausenco Engineering Canada ULC;

(llll)	“Standard Listing Conditions” has the meaning given to that term in section 6.1(n);

(mmmm)

“Subsidiaries” means the Material Subsidiaries, Cameron Gold Operations Ltd., Coastal Gold Corp., PC Gold Inc., Goldrush Resources Ltd., Kayair & Outposts Inc., 2699681 Canada Ltd., Eldorado Gold Mines Inc., and “Subsidiary” means any one of them;

(nnnn)	“Substituted Purchasers” has the meaning given to that term in section 4.2;

(oooo)

“Supplementary Material” means any documents supplemental to the Prospectus, including any amending or supplementary prospectus or other supplemental documents (including documents incorporated by reference after the date of the Base Shelf Prospectus) or similar documents;

(pppp)

“Tax Act” means the Income Tax Act (Canada) together with any and all regulations promulgated thereunder and including any specific proposals to amend the Income Tax Act (Canada) announced by the Minister of Finance to be effective prior to the date hereof;

(qqqq)	“Taxes” has the meaning given to that term in section 5.1(kk);

(rrrr)	“Transaction Documents” means, collectively, this Agreement and the Offering Documents;

(ssss)	“Transfer Agent” means Computershare Investor Services Inc.;

(tttt)	“TSX” means the Toronto Stock Exchange;

(uuuu)

“Underwriters” means Haywood, ATB Cormark, National Bank, Canaccord Genuity Corp., SCP Resource Finance LP, Beacon Securities Limited, H.C. Wainwright & Co., LLC, Ventum Financial Corp., and BMO Nesbitt Burns Inc.;

(vvvv)	“Underwriting Fee” has the meaning given to that term in section 15.1;

(wwww)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(xxxx)	“U.S. Affiliates” means the U.S. registered broker-dealer affiliates of the Underwriters;

(yyyy)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(zzzz)	“U.S. Legal Opinion” has the meaning given to that term in section 6.1(k)(iii);

(aaaaa)

“U.S. Memorandum” means the U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Company, including the Base Shelf Prospectus and the Prospectus Supplement, to be delivered to any offerees of Offered Securities and Purchasers, if any, in the United States;

(bbbbb)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(ccccc)

“U.S. Securities Laws” means all applicable securities laws in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws;

1.2	All references to dollar figures in this Agreement are to Canadian dollars.

1.3	Certain terms applicable solely to Schedule “A” are defined in Schedule “A”.

1.4

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Company or a similar phrase, or where any other reference is made herein to the “knowledge” of the Company, it shall be deemed to refer to the actual knowledge of Daniel W. Wilton, Chief Executive Officer, Lisa Peterson, Chief Financial Officer, Richard Huang, Vice President, Corporate Development and Corporate Secretary, about the facts or circumstances to which such phrase related, after having made due enquiry of appropriate and relevant persons and after reviewing relevant documentation, but without personal liability.

2.	FILING OF PROSPECTUS

2.1

The Company represents and warrants to the Underwriters that the Company has prepared and filed the Base Shelf Prospectus with the Commissions and has obtained the Receipt for the Base Shelf Prospectus.

2.2

The Company covenants with the Underwriters that it shall have, by no later than September 21, 2026, prepared and filed the Prospectus Supplement with the Commissions, and will promptly fulfil and comply with, to the satisfaction of the Co-Lead Underwriters, acting reasonably, applicable Canadian Securities Laws required to be fulfilled or complied with by the Company to enable the Offered Securities to be lawfully distributed to the public in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions.

2.3

The Company shall permit the Underwriters to participate fully in the preparation of, approve the form of, and review all documents incorporated by reference in, any such Prospectus Supplement (including marketing materials), and any other Ancillary Documents used in connection with the Offering and shall have allowed the Underwriters to conduct all due diligence investigations that they reasonably require in order to fulfil their obligations as Underwriters under the applicable Canadian Securities Laws. The Company shall furnish to the Underwriters all the information relating to the Company and its business and affairs as is required in connection with the Offering.

2.4	During the Distribution of the Offered Securities:

(a)

the Company shall prepare, in consultation with the Co-Lead Underwriters, and approve in writing, prior to such time any marketing materials that are provided to potential investors of the Offered Securities, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential investor, such marketing materials to comply with applicable Canadian Securities Laws and to be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b)

the Co-Lead Underwriters shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to such time such marketing materials are provided to potential investors in the Offered Securities;

(c)

the Company shall file a template version of any such marketing materials on SEDAR+ as soon as reasonably practical after such marketing materials are so approved in writing by the Company and the Co-Lead Underwriters, on behalf of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor in the Offered Securities, and any comparables shall be removed from the template version in accordance with NI 44-102 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such marketing materials to the Commissions), and the Company shall provide a copy of such filed template version to the Underwriters, as soon as practicable following such filing; and

(d)

following the approvals set forth in these subsections 2.4(a) to 2.4(c), the Underwriters may provide a limited-use version of such marketing materials to potential investors in the Offered Securities in accordance with the applicable Canadian Securities Laws.

2.5

The Company and each of the Underwriters, on a several basis, covenants and agrees not to provide any potential investor of the Offered Securities with any marketing materials except for marketing materials which have been approved as contemplated in Section 2.4 and then only to potential investors in the Qualifying Jurisdictions.

3.	OVER-ALLOTMENT OPTION

3.1

The Company hereby grants to the Underwriters the Over-Allotment Option to purchase, and to offer for sale to the public pursuant hereto the Additional Shares upon the terms and conditions set forth herein.

3.2

The Over-Allotment Option shall be non-assignable and shall be exercisable, at any time, in whole or in part, at any time for 30 days after the Closing Date by the Co-Lead Underwriters, on behalf of the Underwriters giving written notice to the Company by such date, specifying the number of Additional Shares to be purchased and the closing date for such exercise (the “Over-Allotment Closing Date”), which date shall be not more than three business days after the date of such notice.

3.3

Following receipt of notice delivered in accordance with section 3.2, the Company agrees to issue and sell to the Underwriters and the Underwriters agree to purchase that number of Additional Shares requested in the notice of exercise of the Over-Allotment Option and the Company shall proceed to hold the Over-Allotment Option Closing in accordance with section 12.

4.	DISTRIBUTION AND CERTAIN OBLIGATIONS OF THE UNDERWRITERS AND THE COMPANY

4.1

Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase the Offered Shares, and by acceptance of this Agreement, the Company agrees to sell to the Underwriters, and the Underwriters agree to purchase at the Closing Time, all, but not less than all, of such Offered Shares.

4.2

The Company understands that although this Agreement is presented on behalf of the Underwriters as purchasers, the Underwriters may arrange for substituted purchasers (“Substituted Purchasers”) for the Offered Securities. It is further understood that the Underwriters agree to purchase or cause to be purchased the Offered Securities, and that this commitment is not subject to the Underwriters being able to arrange Substituted Purchasers. Each Substituted Purchaser shall purchase the Offered Securities, and to the extent that Substituted Purchasers purchase such Offered Securities, the obligations of the Underwriters to do so will be reduced by the number of such securities purchased by the Substituted Purchasers. Any reference in this Agreement hereafter to “Purchasers” shall be taken to include a reference to the Substituted Purchasers, if any, and the Underwriters, as the initial committed Purchasers. Notwithstanding the foregoing, Offered Securities sold to Qualified Institutional Buyers in the United States shall not be sold to Substituted Purchasers and shall first be purchased by the Underwriters as principal and, acting through their U.S. Affiliates, resold pursuant to Rule 144A.

4.3	The distribution of the Offered Securities shall be qualified by the Prospectus under Canadian Securities Laws.

(a)

Offered Securities may also be offered and sold in the United States by the Underwriters through their U.S. Affiliates on a private placement basis and in accordance with the terms, conditions, representations, warranties and covenants of the parties contained in this Agreement, including Schedule “A” hereto, the provisions of which are agreed to by the Company and the Underwriters, and which are hereby incorporated by reference, and in compliance with U.S. Securities Laws and the U.S. Memorandum, the Company and the Underwriters agree that: (i) with respect to Offered Securities sold to U.S. Accredited Investors (as defined in Schedule “A”) pursuant to Rule 506(b) of Regulation D (as defined in Schedule “A”), such Offered Securities shall be offered by one or more of the Underwriters, through their U.S. Affiliates, acting as agent on behalf of the Company, and sold directly by the Company to Substituted Purchasers; and (ii) with respect to Offered Securities sold to Qualified Institutional Buyers (as defined in Schedule “A”) pursuant to Rule 144A, such Offered Securities shall first be purchased by one or more of the Underwriters, acting as principal, and resold, through their U.S. Affiliates, in accordance with Rule 144A; and

(b)

Offered Securities may also be offered and sold by the Underwriters subject to applicable Law and the terms of this Agreement, including Schedule “A” hereto, in such other jurisdictions outside of Canada and the United States as the Company and the Underwriters may agree, provided the Underwriters shall ensure that the distribution of Offered Securities in such other jurisdictions are completed in accordance with the applicable Laws of such other jurisdictions and will not (i) give rise to any requirement under the laws of such jurisdiction to prepare and/or file a prospectus or document having similar effect, or (ii) create any ongoing compliance or continuous disclosure obligations for the Company pursuant to the laws of such jurisdiction.

4.4

Until the date on which the distribution of the Offered Securities is completed or this Agreement is terminated, the Company shall promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Securities, or in the event that the Offered Securities have, for any reason ceased to so qualify, to so qualify again the Offered Securities for distribution.

4.5

The Company agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents (the “Selling Group”) in accordance with applicable Securities Laws for the purposes of assisting in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters and be paid out of, and not in addition to, the Underwriting Fee. The Underwriters shall require such other dealers, if any, to agree to, and shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the covenants, obligations and terms of this Agreement as applicable to the Underwriters and the Underwriters shall be responsible for the actions of such other dealers.

4.6

Each Underwriter covenants, represents and warrants to the Company that it will comply with the terms of this Agreement, Canadian Securities Laws, U.S. Securities Laws, and the Securities Laws of any other jurisdiction in which it acts as underwriter of the Company in connection with the Offering, including any registration obligation. Each Underwriter is also responsible for the actions of its U.S. Affiliate under this Agreement.

4.7

Subject to compliance with Canadian Securities Laws and the disclosure concerning the same contained in the Prospectus and the U.S. Memorandum, without affecting the firm obligation of the Underwriters to purchase from the Company the Offered Shares at the Offering Price in accordance with this Agreement, after the Underwriters have made reasonable efforts to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price. The compensation realized by the Underwriters will be decreased proportionately by the amount that the aggregate price by the Purchasers is less than the Offering Price and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriters to the Company, before deducting expenses of the Offering. The Underwriters will inform the Company if the Offering Price is decreased.

4.8

No Underwriter or its U.S. Affiliate will be liable under this Agreement or under Schedule “A” attached hereto with respect to a breach of a representation, warranty, or covenant contained in this Agreement or under Schedule “A” attached hereto by another Underwriter or its U.S. Affiliate, or any Selling Group member appointed by such other Underwriter or its U.S. Affiliate, as the case may be.

5.	REPRESENTATIONS AND WARRANTIES

5.1	The Company represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a)

the Company has been continued and is validly existing under the laws of the Province of British Columbia and has all corporate power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as described in the Prospectus, to own and lease its properties and assets as described in the Prospectus in each jurisdiction in which it carries on or proposes to carry on its business or owns, leases, or operates or proposes to own, lease or operate its properties and assets, to enter into the Transaction Documents and any Ancillary Documents and to carry out its obligations hereunder and thereunder, and to create, issue and sell, the Offered Securities;

(b)

to the knowledge of the Company, no steps or proceedings have been taken or instituted by any person, voluntary or otherwise, or are pending, requiring or authorizing the dissolution, liquidation or winding up of the Company;

(c)

each of the Material Subsidiaries has been duly incorporated or otherwise formed and organized and is validly existing under the laws of its jurisdiction of incorporation or formation and has all corporate power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as is described in the Prospectus, and to own and lease its properties and assets as described in the Prospectus in each jurisdiction in which it carries on or proposes to carry on its business or owns, leases, or operates or proposes to own, lease or operate its properties and assets;

(d)

the Company directly or indirectly owns, and has good and valid title thereto, free and clear of all Liens and encumbrances, 100% of the issued and outstanding shares of each Material Subsidiary, and other than the Material Subsidiaries the Company does not have any direct or indirect material investment or proposed investment in any person that is or is expected to be material to the Company;

(e)	the Material Subsidiaries are the only subsidiaries material to the Company or which would be required to be disclosed pursuant to Item 3.2 of Form 51-102F2;

(f)

except as disclosed in the Prospectus, the Company and each Material Subsidiary has conducted and is conducting its business in compliance with all applicable Laws and regulations (including all material applicable federal, provincial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) in each jurisdiction in which it carries on business and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates any material portion of its properties or carries on any material portion of its business to enable its business and assets to be owned, leased and operated, except to the extent that the failure to so comply or to be so licensed, registered or qualified would not, individually or in the aggregate, have a Material Adverse Effect, and all such licenses, registrations or qualifications which are material are valid and existing in good standing. Without limiting the generality of the foregoing, none of the Company, any Material Subsidiary has received a written notice of non-compliance, nor does the Company have knowledge of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a Material Adverse Effect;

(g)

none of the Company or any of the Material Subsidiaries is in violation of its constating documents and none of the Company or any of the Material Subsidiaries is in default in the performance or observation of any obligation, agreement, covenant or condition contained in any Material Agreement which, in either case, would have a Material Adverse Effect;

(h)

the Company has no knowledge of any default, or any circumstance which with the giving of notice or lapse of time (or both) would give rise to a default, by any person who is a party to any Material Agreement with the Company or any of the Subsidiaries, except, in such case, for such defaults or misrepresentations which would not reasonably be expected to have a Material Adverse Effect;

(i)

the Company has the necessary corporate power and authority to execute and deliver the Prospectus and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Prospectus prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Prospectus and the filing thereof, as the case may be, in each of the provinces and territories of Canada under Canadian Securities Laws;

(j)

except as has been disclosed in the Prospectus or any amendment to the Prospectus, subsequent to December 31, 2025, there has not been any material change, actual or to the knowledge of the Company, pending, in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of the Company and the Subsidiaries (taken as a whole);

(k)

the Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which, as at September 20, 2026, 1,421,694,503 Common Shares are issued and outstanding, all of which Common Shares are issued as fully paid and non-assessable, and nil preferred shares are outstanding. The Company also has 138,656,957 Common Share purchase warrants, 63,766,500 stock options, 13,223,322 restricted share units, 12,600,000 performance share units and 1,999,000 deferred shares units outstanding as at September 20, 2026;

(l)

except as provided for herein and under the Company’s current share-based compensation plan, no person now has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of Common Shares;

(m)

all of the issued and outstanding Common Shares have been duly and validly authorized and issued as fully paid and non-assessable shares, and none of the outstanding Common Shares were issued in violation of the pre-emptive or similar rights of any security holder of the Company;

(n)

the Offered Shares, at the Closing Time, will have been duly and validly created and issued as fully paid and non-assessable Common Shares and will not have been sold in violation of any pre-emptive or similar right;

(o)

the Additional Shares have been duly allotted and reserved for issuance by the Company and, if applicable, at the Over-Allotment Option Closing, the Additional Shares will have been duly and validly created and issued as fully paid and non-assessable shares in the capital of the Company;

(p)

upon their issuance, the Offered Securities will be validly allotted, issued and outstanding as fully paid and non-assessable Common Shares, and registered in the names of the Underwriters or as directed by the Underwriters, as the case may be, or a permitted transferee thereof, in each case free and clear of all resale or trade restrictions (except restrictions under applicable U.S. Securities Laws) and liens, charges or encumbrances of any kind whatsoever under Canadian law;

(q)

when issued and sold by the Company in accordance with the terms hereof, the terms of the Offered Securities shall have the rights, privileges, restrictions and conditions that conform to the rights, privileges, restrictions and conditions attaching to them as set forth in the Prospectus;

(r)	the Company will use commercially reasonable efforts to ensure that at the applicable Closing Time, the Offered Securities will be listed and posted for trading on the TSX;

(s)	the Company is solely responsible for directing and directly overseeing the operations and development of its business and the operations, exploration and development of the Material Properties;

(t)

other than the Leased Premises and any Intellectual Property or other property or assets that are leased or licensed from third parties, the Company and each Material Subsidiary, as applicable, has good and marketable title to all of the properties and assets thereof, free and clear of any encumbrances, and no other property or assets are necessary for the conduct of the business of the Company and the Subsidiaries, taken as a whole, as currently conducted. Any Material Agreement pursuant to which the Company or any Material Subsidiary holds any material property and assets thereof are valid and subsisting agreements, documents and instruments, and to the knowledge of the Company, are in full force and effect, enforceable in accordance with the terms thereof (except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law), and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, and all Material Agreements pursuant to which the Company or any Material Subsidiary derives the interests thereof in such property are in good standing. Except as disclosed in the Offering Documents, the Company does not know of any claim or the basis for any claim that would materially and adversely affect the right of the Company or any Material Subsidiary to use, transfer or otherwise exploit their respective assets, and none of the mineral properties (or any interest in, or right to earn an interest in, any mineral property) of the Company or any Material Subsidiary is subject to any right of first refusal or purchase or acquisition right, and neither the Company nor any Material Subsidiary has a responsibility or obligation to pay any commission, royalty, license fee or similar payment to any person with respect to the property and assets thereof;

(u)

except as is disclosed in the Prospectus, there is no action, suit or proceeding (whether or not purportedly by or on behalf of, the Company or the Material Subsidiaries) to the knowledge of the Company, pending or threatened against or affecting the Company or any of the Subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency having jurisdiction over the Company or any of the Subsidiaries, domestic or foreign, which in any way materially adversely affects or could reasonably be expected to materially adversely affect the business, operations or condition of the Company and the Subsidiaries (taken as a whole) (financial or otherwise) or that would materially adversely affect the ability of the Company to perform its obligations under this Agreement or consummate the Offering;

(v)

the Company is not aware of any pending change or contemplated change to any applicable Law or governmental position that could reasonably be expected to materially affect the business of the Company and the Material Subsidiaries or the business or legal environment under which the Company and the Material Subsidiaries operates;

(w)	there are no judgments against the Company or any Subsidiary which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or any Subsidiary is subject;

(x)

no order preventing, ceasing or suspending trading in any Common Shares or any other securities of the Company has been issued, no proceedings, actions, inquires, or investigations for such purpose, to the knowledge of the Company, are pending, contemplated or have been threatened and the Company is not in material default of any requirement of Securities Laws;

(y)

neither of the Company nor any Subsidiary has committed an act of bankruptcy or insolvency or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any encumbrance, Lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it;

(z)

at the Closing, all consents, approvals, permits, authorizations or filings as may be required to be made or obtained by the Company under applicable Securities Laws necessary for the execution and delivery of the Transaction Documents and any Ancillary Documents and the creation, issuance, sale and delivery, as applicable, of the Offered Securities, and the consummation of the transactions contemplated by the Transaction Documents and any Ancillary Documents, will have been made or obtained, as applicable;

(aa)

the execution and delivery of the Transaction Documents and any Ancillary Documents, the performance by the Company of its obligations hereunder and thereunder, the issue and sale of the Offered Securities hereunder and the consummation of the transactions contemplated by this Agreement, including the issuance and delivery of the Offered Securities, do not and will not (as the case may be) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both): (a) any Laws applicable to the Company including, without limitation, the Securities Laws; (b) the constating documents or by-laws of the Company which are in effect at the date hereof; (c) any Material Agreement, or Debt Instrument, to which the Company is a party or by which it is bound; or (d) any judgment, decree or order binding the Company or the property or assets of the Company;

(bb)

this Agreement and the Transaction Documents and any Ancillary Documents have been or will be duly authorized, executed (if applicable) and delivered and, to the extent it is a contract, is or will be valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law;

(cc)

the Financial Statements and notes in respect thereof incorporated by reference in the Prospectus present fairly in all material respects the financial condition, results of operations and cash flows of the Company and the Subsidiaries, on a consolidated basis, as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of Canadian Securities Laws and have been prepared in conformity with IFRS applied on a consistent basis throughout the periods involved (except as otherwise noted therein). Any selected financial data set forth in the Prospectus or any amendment to the Prospectus fairly present, on the basis stated therein, the information included therein;

(dd)

other than as disclosed in the Financial Statements, (i) there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of the Subsidiaries with unconsolidated entities or other persons that may have a material current or future effect on the Company and the Subsidiaries (taken as a whole) or on the liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Company and the Subsidiaries (taken as a whole), and (ii) there has been no material change in accounting policies or practices of the Company since the Company’s most recent financial year end;

(ee)

none of the Company or any of the Subsidiaries has any contingent liabilities, in excess of the liabilities that are either reflected or reserved against in the Financial Statements incorporated by reference in the Prospectus which are material to the Company and the Subsidiaries (taken as a whole) or to the capital or operations of the Company;

(ff)

the Company’s Auditors are, and were during the period covered by their reports, independent with respect to the Company in accordance with the rules of professional conduct applicable to auditors in Canada and applicable Canadian Securities Laws, and there has not been any reportable disagreement (within the meaning of NI 51-102 – Continuous Disclosure Obligations) with such auditors with respect to audits of the Company;

(gg)	the Transfer Agent has been duly appointed as transfer agent and registrar in respect of the Common Shares;

(hh)

the Company has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities;

(ii)

the Company has (a) designed disclosure controls and procedures to provide reasonable assurance that (i) material information relating to the Company is made known to the Chief Financial Officer or Chief Executive Officer by others, particularly during the period in which the annual filings and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and (b) designed internal controls over financial reporting or caused it to be designed under the Chief Financial Officer’s or Chief Executive Officer’s supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

(jj)	the Company has not entered into any derivative transactions for hedging purposes;

(kk)

all material taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, sales taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, reassessments, deductions, charges or withholdings imposed by any Governmental Authority and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and the Subsidiaries have been paid or accrued, except where the failure to pay such Taxes would not constitute an adverse material fact in respect of the Company or the Subsidiaries or have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company and the Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate in all material respects, and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Company and the Subsidiaries (taken as a whole) or have a Material Adverse Effect. To the knowledge of the Company, no examination of any tax return of the Company is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company or its Subsidiaries, in any case except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Company and the Subsidiaries (taken as a whole) or have a Material Adverse Effect;

(ll)

upon satisfaction of the Standard Listing Conditions and subject to the specific provisions of the particular plan, the Offered Securities will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan, a first home savings account or a tax-free savings account;

(mm)

other than as described in the Offering Documents, the Company is not party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument and does not have any loans or other indebtedness outstanding which has been made to any of its stockholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with the Company (as such term is defined in the Tax Act). The Company has not guaranteed the obligations of any person;

(nn)

no acquisitions or dispositions have been made by the Company or any Material Subsidiary in the most recently completed fiscal year that are “significant acquisitions” or “significant dispositions,” and neither the Company nor any Material Subsidiary is a party to any contract with respect to any transaction that would constitute a “probable acquisition,” in each case which would require disclosure in the Offering Documents under Canadian Securities Laws;

(oo)

the Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the provinces and territories of Canada and there are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the Offering as at the date hereof that have not been made publicly available as required;

(pp)

the Company is in compliance in all material respects with its continuous and timely disclosure obligations under Securities Laws and the rules and regulations of the TSX and has filed all documents required to be filed by it with the Commissions under applicable Canadian Securities Laws and with the SEC under U.S. Securities Laws, and no document has been filed on a confidential basis with the Commissions that remains confidential at the date hereof. None of the documents filed in accordance with applicable Securities Laws contained, as at the date of filing thereof, a misrepresentation;

(qq)	the issued and outstanding Common Shares are registered pursuant to Section 12(g) of the U.S. Exchange Act and are quoted on the OTCQX;

(rr)	the Company has filed or furnished all reports required to be filed or furnished by it under the U.S. Exchange Act;

(ss)

the minute books of the Company and the Material Subsidiaries made available to the Underwriters contain copies of all constating documents and all material proceedings of securityholders and directors (and committees thereof) and the minute books of each of the Company and each of the Material Subsidiaries are complete in all material respects;

(tt)

the Company holds directors’ and officers’ insurance held with a responsible insurer on a basis consistent with directors’ and officers’ insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Company has not failed to promptly give any notice of any material claim thereunder;

(uu)

the Company maintains such policies of insurance, issued by responsible insurers, as are appropriate to its operations, property and assets and those of the Material Subsidiaries, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets and all such policies of insurance will at the Closing Time continue to be in full force and effect, such policies are in full force and effect, and neither the Company nor any Material Subsidiary has failed to promptly give any notice of any material claim thereunder, and neither the Company nor any of the Material Subsidiaries is in default as to the payment of premiums or otherwise, under the terms of any such policy;

(vv)

the Company has not declared or paid any dividend or declared or made any other distribution on any of its Common Shares, or redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing;

(ww)

the Company and the Material Subsidiaries own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the Offering Documents: (i) there are no rights of third parties to any such Intellectual Property owned by the Company and the Material Subsidiaries; (ii) to the knowledge of the Company, there is no infringement by third parties of any such Intellectual Property; (iii) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the Company’s and the Material Subsidiaries’ rights in or to any such Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (iv) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; (v) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others that the Company and the Subsidiaries infringe or otherwise violate any patent, trademark, copyright, trade secret or other proprietary rights of others; and (vi) the Company and the Material Subsidiaries have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or such Material Subsidiary, and all such agreements are in full force and effect, except, in the case of any of clauses (i)-(vi) above, for any such infringement by third parties, any such pending or threatened suit, action, proceeding or claim or any non-compliance as would not, individually or in the aggregate, result in a Material Adverse Effect;

(xx)

the Material Agreements are the only material contracts (as defined under Canadian Securities Laws) of the Company and the Material Subsidiaries. All of the Material Agreements and Debt Instruments are valid, subsisting, in good standing and, to the knowledge of the Company, in full force and effect, enforceable in accordance with the terms thereof except as would not have a Material Adverse Effect on the Company and except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law. The Company and the Material Subsidiaries have performed all obligations (including payment obligations) in a timely manner under, and are in compliance with, all terms, conditions and covenants (including all financial maintenance covenants) contained in each Material Agreement and Debt Instrument except to the extent any such failure to perform or non-compliance would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Neither the Company nor any Material Subsidiary is in material violation, breach or default and none has received any notification from any party claiming that the Company or any Material Subsidiary is in breach, violation or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Company, is in material breach, violation or default of any term under any Material Agreement or Debt Instrument, which violation, breach or default would have a Material Adverse Effect on the Company. None of the Material Properties (or any interest in, or right to earn an interest in, the Material Properties) of the Company or any Material Subsidiary is subject to any right of first refusal or purchase or acquisition right;

(yy)

except as disclosed in the Offering Documents, none of the directors, officers or key employees of the Company or any Material Subsidiary, any person who owns, directly or indirectly, more than 10% of any class of securities of the Company or any affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company and the Subsidiaries (taken as a whole);

(zz)

the Company is not party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Material Subsidiaries;

(aaa)

neither the Company nor any Material Subsidiary is a party to, bound by or, to the knowledge of the Company, affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Company or any Material Subsidiary to compete in any line of business, transfer or move any of its respective assets or operations or which adversely affects the business practices, operations or condition of the Company or any Material Subsidiary;

(bbb)

with respect to each of the Leased Premises, the Company and the Material Subsidiaries, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or the Material Subsidiary, as applicable, occupies the Leased Premises is in good standing and in full force and effect;

(ccc)

as of the date hereof, there are no past unresolved, pending or (to the knowledge of the Company) threatened claims, complaints, notices or requests for information with respect to any alleged violation of any Law by the Company and no conditions exist at, on or under any Leased Premises which, with the passage of time, or the giving of notice or both, would give rise to liability under any Law that, individually or in the aggregate, has or may reasonably be expected to have a Material Adverse Effect with respect to the Company and its Subsidiaries (taken as a whole);

(ddd)

except as set forth in or contemplated in the Offering Documents, the Company and the Subsidiaries are: (i) in substantial compliance with all applicable Environmental Laws; (ii) have received and are in substantial compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses as presently conducted; and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business. Except as set forth in the Prospectus, none of the Company or any Subsidiary has been named as a potentially responsible party under any applicable Environmental Laws;

(eee)

the Material Properties are the only mineral properties currently considered to be material to the Company in which the Company or the Material Subsidiaries have an interest; the Company, through the Material Subsidiaries, holds either freehold title, mining leases, mining concessions, mineral claims, exploration permits, prospecting permits or participant interests or other conventional property or proprietary interests or rights, including surface and access rights (collectively, the “Mineral Rights”), recognized in the jurisdictions in which the Material Properties are located in respect of the Material Properties under valid, subsisting and enforceable title documents or other recognized and enforceable agreements, contracts, arrangements or understandings, sufficient to permit the Company (through the Material Subsidiaries), subject to compliance with customary permit requirements for specific work programs, to explore for the minerals relating thereto; all Mineral Rights and any and all of the agreements and other documents and instruments relating to the Material Properties and pursuant to which the Company holds its properties and assets (including the Material Properties and any option agreement or any interest in, or right to earn an interest in, any properties) have been validly located and recorded in accordance with all applicable laws and are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, and the Company is not in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged; except as disclosed in the Offering Documents, the Company (through the Material Subsidiaries) has all necessary rights and interests relating to the Material Properties granting the Company (through the Material Subsidiaries) the right and ability to explore for minerals as are appropriate in view of the rights and interest therein of the Material Subsidiaries with only such exceptions as do not materially interfere with the current use made by the Material Subsidiaries of the rights or interest so held, and each of the proprietary interests or rights and each of the agreements, contracts, arrangements or understandings and obligations relating thereto referred to above is currently in good standing in all respects in the name of the Material Subsidiaries, except as would not have a Material Adverse Effect, on the Material Properties; except as disclosed in the Prospectus, neither the Company nor the Material Subsidiaries has any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the property rights thereof, other than mineral claim fees, except where such fee or payment would not have a Material Adverse Effect, either individually or in the aggregate;

(fff)

except as disclosed in the Offering Documents, the Company and the Material Subsidiaries have received all the material regulatory approvals, licences, permits, approvals, consents, certificates, registrations, filings or other authorizations of or issued by any Governmental Authority under applicable laws, including Environmental Laws (collectively, the “Permits”) which are required for the exploration and development of the Material Properties, as currently conducted, and all such Permits issued to date are valid, subsisting, in good standing and in full force and effect and the Company has not received any notice of proceedings relating to the revocation or modification of any such Permits or any notice advising of the refusal to grant any Permit that has been applied for or is in process of being granted;

(ggg)

all assessments or other work required to be performed in relation to the Material Properties in order to maintain the Material Subsidiaries’ interests therein, if any, have been performed to date and, except as disclosed in the Prospectus, the Material Subsidiaries have complied in all material respects with all applicable laws in this regard as well as with regard to legal and contractual obligations to third parties in this regard except in respect of mineral claims that the Company and the Material Subsidiaries intend to abandon or relinquish and except for any non-compliance which would not either individually or in the aggregate have a Material Adverse Effect; all such mineral claims are in good standing in all material respects as of the date of this Agreement;

(hhh)

all mineral exploration activities on the Material Properties have been conducted in all material respects in accordance with good mining and engineering practices except where the failure to so conduct operations could not reasonably be expected to have a Material Adverse Effect;

(iii)

the Company and its Subsidiaries have duly complied with all applicable workers’ compensation and health and safety and workplace laws, regulations and policies except where the failure to so conduct operations could not reasonably be expected to have a Material Adverse Effect;

(jjj)

to the knowledge of the Company, there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or its Subsidiaries, except for ongoing assessments conducted by or on behalf of the Company in the ordinary course;

(kkk)

the Company is, in all material respects, in compliance with the provisions of NI 43-101 and has filed all technical reports in respect of its material properties required thereby, which remain current as at the date hereof. The Company made available to the respective authors thereof prior to the issuance of all of the applicable technical reports filed by the Company on SEDAR+ relating to the Material Properties (the “Reports”), for the purpose of preparing the Reports, as applicable, all material information requested, and no such information contained any misrepresentation as at the relevant time the relevant information was made available. All technical information disclosed in the Prospectus, including information relating to any Material Property, has been reviewed and approved as required under NI 43-101, the Reports complied in all material respects with the requirements of NI 43-101 as at the date of each such Report and as of the date hereof there is no new material scientific or technical information concerning the Material Properties that are not included in the Reports or that would require a new technical report in respect of any such properties to be issued under NI 43-101. The method of estimating the mineral reserves and mineral resources has been verified by mining experts who are “qualified persons” (within the meaning of NI 43-101), all material assumptions underlying the mineral reserve and mineral resource estimates are reasonable and appropriate, the information upon which the estimates of mineral reserves and mineral resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof;

(lll)

the Company has filed all technical reports as required by NI 43-101, and all such reports have been prepared in material compliance with the requirements of NI 43-101. In addition, with respect to each press release issued, and any other documents filed, by or on behalf of the Company in respect of which any requirements of NI 43-101 applied, each such press release and document also materially complied as to form, substance and otherwise with the requirements of NI 43-101;

(mmm)

to the knowledge of the Company, there are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Company has received notice against the Company’s or the Material Subsidiaries’ mining claims and the mining rights or any part thereof;

(nnn)

the Company is not aware of any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company or any Material Subsidiary presently in force or any publicly disseminated or announced pending or contemplated change to any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company or any Material Subsidiary presently in force, that the Company anticipates the Company or any Material Subsidiary will be unable to comply with or which could reasonably be expected to have a Material Adverse Effect;

(ooo)

(a) the Company and each of the Material Subsidiaries is in compliance, in all material respects, with the provisions of all Employment Laws, (b) no collective labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Company, threatened and no individual labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Company, threatened with any employee of the Company or any Material Subsidiary and, to the knowledge of the Company, none has occurred since January 1, 2019, (c) no union has been accredited or otherwise designated to represent any employees of the Company or any Material Subsidiary and, to the knowledge of the Company, no accreditation request or other representation question is pending with respect to the employees of the Company or any Material Subsidiary and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Company or any Material Subsidiary’s workplaces and none is currently being negotiated by the Company or any Material Subsidiary, and (d) all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company;

(ppp)

except as provided herein, there is no person, firm or corporation which has been engaged by the Company to act for the Company and which is entitled to any brokerage, finder’s, agency or other fiscal advisory fee or similar fee in connection with the Offered Securities;

(qqq)

(i) there has been no security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data except, in any such case, as would not individually or in the aggregate, have a Material Adverse Effect; (ii) the Company is presently in compliance with all applicable Laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices;

(rrr)

the Company and the Material Subsidiaries have complied in all material respects with all applicable privacy and consumer protection legislation and none has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner;

(sss)

(A) none of the Company, any of its Subsidiaries, or to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company, any of its Subsidiaries, has: (i) made or provided any unlawful contribution or gift or paid for or provided any unlawful entertainment or expense relating in either case to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, to the extent applicable to the Company or such Subsidiary; (iv) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada), to the extent applicable to the Company or any of its Subsidiaries; or (v) made or provided any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; and (B) the Company will not use, directly or indirectly, the proceeds of the Offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws;

(ttt)

the operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with the requirements of applicable anti-money laundering laws, including, but not limited to, the Bank Secrecy Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of the various jurisdictions in which the Company and its Subsidiaries conducts business (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company, its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened;

(uuu)

none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, employee, agent, affiliate or representative of the Company or any of its Subsidiaries, is a government, individual, or entity (in this section 5.1(uuu) and in sections 5.1(vvv) and 5.1(www), “Person”) that is, or is owned or controlled by a Person that is: (A) the subject of any sanctions administered or enforced by the U.S. Department of

Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council, the European Union, His Majesty’s Treasury, Global Affairs Canada or other relevant sanctions authorities, including, without limitation, designation on OFAC’s Specially Designated Nationals and Blocked Persons List or OFAC’s Foreign Sanctions Evaders List (as amended, collectively, “Sanctions”), nor (B) located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including, without limitation, Cuba, Iran, North Korea, Sudan, Syria and the Crimea Region of the Ukraine) (the “Sanctioned Countries”);

(vvv)

the Company will not, directly or indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person: (A) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or is a Sanctioned Country; or (B) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the Offering, whether as underwriter, advisor, investor or otherwise);

(www)

neither the Company nor any Subsidiary has engaged in, is now engaging in, or will engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction, to the knowledge of the Company is or was the subject of Sanctions or is or was a Sanctioned Country;

(xxx)

since December 31, 2025, all acquisitions, dispositions, amalgamations and reorganizations completed by the Company that have been (or were required to have been) disclosed in the public disclosure record of the Company, were completed in material compliance with all applicable corporate and Securities Laws and all necessary corporate and regulatory approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained and complied with in all material respects;

(yyy)

since the Company’s most recent financial year end, except as disclosed in the Prospectus (i) there has not been any material change in the assets, properties, affairs, prospects, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company, (ii) there has not been any material change in the capital stock or long-term debt of the Company, and (iii) the Company has carried on its business in the ordinary course;

(zzz)

other than as disclosed in the Offering Documents, (i) there are no material claims or actions with respect to indigenous rights currently outstanding against the Company, or to the knowledge of the Company, threatened or pending against the Company, with respect to the Material Properties, and (ii) there are no land entitlement claims having been asserted or any legal actions relating to indigenous issues having been instituted with respect to the Material Properties, and no material dispute in respect of the Material Properties with any local or indigenous group exists or, to the knowledge of the Company, is threatened or imminent;

(aaaa)	the Company has never been in default of any of its legal obligations in respect of any flow-through share financings previously undertaken by the Company;

(bbbb)

the Company is not a “related issuer” or “connected issuer” (as those terms are defined in section 1.1 of National Instrument 33-105 – Underwriting Conflicts) of any registrant involved in a trade of the Offered Securities;

(cccc)

all forward-looking information and statements of the Company contained in the Prospectus and the assumptions underlying such information and statements, subject to any qualifications contained therein, as at the time they were or will be made, were or will be made on reasonable grounds and after due and proper consideration and were or will be truly and honestly held and fairly based;

(dddd)

all information which has been prepared by the Company relating to the Company, the Material Subsidiaries, and any of their business, properties and liabilities, and either publicly disclosed or provided to the Underwriters, including all financial, marketing, sales and operational information provided to the Underwriters and all of the Company’s public disclosure record, is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading. The Company has not withheld from the Underwriters any material facts relating to the Company, the Material Subsidiaries, the Material Properties or the Offering; and

(eeee)

the title opinions of counsel to the Company, in satisfaction of the closing condition in section 6.1(k)(iv) hereof, will address all of the material claims in respect of the Springpole Project and the Duparquet Project, respectively.

5.2

Each of the Underwriters represents and warrants to the Company, severally, and not jointly, and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement, that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Canadian Securities Laws so as to permit it to lawfully fulfill its obligations hereunder;

(b)	it is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated;

(c)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(d)	other than the Marketing Material, it has not provided any marketing materials to any potential investors in connection with the Offering.

5.3

The representations and warranties of the Company and the Underwriters contained in this Agreement shall be true at the Closing Time as though they were made at the Closing Time and they shall survive the completion of the transactions contemplated under this Agreement in accordance with section 17.7.

6.	ADDITIONAL COVENANTS

6.1	The Company covenants and agrees with the Underwriters that it shall:

(a)

file with the TSX all required documents and pay all required filing fees, and do all things required by the rules and policies of the TSX, in order to obtain prior to the Closing Date the requisite acceptance or approval of the TSX, for:

(i)	the Offering; and

(ii)

the conditional listing of the Offered Securities, subject only to Standard Listing Conditions, which the Company agrees to fully satisfy in a timely manner forthwith after the Closing and in any event, within the prescribed time periods;

(b)

with respect to the filing of the Prospectus Supplement as contemplated herein, fulfill all legal requirements required to be fulfilled by the Company in connection therewith, in each case in form and substance satisfactory to the Underwriters (acting reasonably) as evidenced by the Underwriters’ execution of the certificates attached thereto;

(c)

prior to the completion of the Offering, allow the Underwriters to review the Offering Documents, and conduct all due diligence which the Underwriters may reasonably require in order to fulfill their statutory obligations as Underwriters and in order to enable them to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in such documents, including corporate and operating records, documentation with respect to property rights, technical information, financial information (including budgets), copies of the Financial Statements, and access to key officers of and advisors to the Company;

(d)

during the period prior to the completion of the Offering, promptly notify the Underwriters in writing of any material change (actual or proposed) in the business, affairs, operations, assets or liabilities (contingent or otherwise), prospects, financial position or capital of the Company, or of any change which is of such a nature as to result in a misrepresentation in the Prospectus or any amendment thereto and:

(i)

the Company shall, within any applicable time limitation, comply with all filing and other requirements under Securities Laws, and with the rules of the TSX and OTCQX, applicable to the Company as a result of any such change;

(ii)

notwithstanding the foregoing, the Company shall not file any amendment to the Prospectus or any other material supplementary to the Prospectus (all such amendments and material being Supplementary Material) or make any amendments to the U.S. Memorandum without first obtaining the approval of the Underwriters, acting reasonably, as to the form and content thereof, which approval shall be provided on a timely basis;

(e)

deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Company in accordance with subsection (d) above and, if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter similar to that required by subsection (k)(i) below;

(f)

satisfy delivery of the Prospectus Supplement (including the Base Shelf Prospectus) and Supplementary Material in accordance with the “access equals delivery” provisions contained in Part 2A of NI 41-101 and the Underwriters and the Company shall satisfy any request for electronic or paper copies of the Prospectus Supplement (including the Base Shelf Prospectus) and Supplementary Material in accordance with the requirements of NI 41-101, without charge;

(g)

by the act of having delivered the Prospectus and any amendments thereto to the Underwriters, have represented and warranted to the Underwriters that all material information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters to the Company in writing) contained in such documents, at the respective dates thereof, comply with Canadian Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Company and the Offered Securities as required by Canadian Securities Laws;

(h)

prior to the Closing Time, fulfill to the satisfaction of the Underwriters, acting reasonably, all legal requirements (including compliance with Canadian Securities Laws) to be fulfilled by the Company to enable the Offered Securities to be distributed free of resale restrictions in the Qualifying Jurisdictions, subject only to the requirements of Canadian Securities Laws;

(i)

for a period of two years after the Closing Date, use commercially reasonable efforts to ensure the Company remains a “reporting issuer” (or the equivalent thereof) under Canadian Securities Laws and to maintain its listing of the Common Shares on the TSX (or a similar stock exchange or quoting system), provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties. For greater certainty, it will not be necessary to maintain such status or listing if to do so would hinder or impede, in any way, any effort on the part of the Company to effect, or to take any steps in furtherance of, any amalgamation or business combination (whether by way of a merger, plan of arrangement, consolidation, share or other security exchange transaction, recapitalization, asset acquisition or other transaction) involving any one or more of itself and any of affiliates or any third parties and completed in accordance with Securities Laws;

(j)	deliver to the Underwriters and their legal counsel, as applicable:

(i)

at the time of execution of the Prospectus Supplement by the Underwriters, a long form comfort letter (the “Comfort Letter”) from the Company’s Auditors addressed to the Underwriters, the Company and the directors of the Company and dated as of the date of the Prospectus Supplement and based on procedures performed within two business days of the Prospectus Supplement, in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Prospectus and to such other matters as the Underwriters may reasonably require;

(ii)

at the Closing Time, such legal opinions (the “Legal Opinions”) of Blake, Cassels & Graydon LLP, the Company’s legal counsel (excluding U.S. legal counsel), and other legal counsel in the Qualifying Jurisdictions addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule “B”, as applicable;

(iii)

at the Closing Time, if any Offered Securities are being sold in the United States, in accordance with Schedule “A” hereto, a legal opinion of Dorsey & Whitney LLP, the Company’s special U.S. legal counsel (the “U.S. Legal Opinion”), addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, to the effect that the offer and sale of the Offered Securities in the United States is not required to be registered under the U.S. Securities Act;

(iv)

at the Closing Time, favourable legal opinions (in customary form) dated as of the Closing Date from counsel to the Company as to title matters in respect of the Springpole Project and the Duparquet Project, in form and substance acceptable to the Underwriters, acting reasonably;

(v)

at the Closing Time, a certificate (the “Officers’ Certificate”) of the Company signed by its Chief Executive Officer and Chief Financial Officer, addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, certifying for and on behalf of the Company and not in their personal capacities and without personal liability that, to the actual knowledge of the persons signing such certificate, after having made due and relevant inquiry:

(A)

the Company has complied, in all material respects, with all covenants and satisfied, in all material respects, all terms and conditions of the Transaction Documents on its part to be complied with and satisfied at or prior to the Closing Time;

(B)

no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Securities or any of the Company’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened;

(C)

the Company is a “reporting issuer” or its equivalent under the securities laws of each of the Qualifying Jurisdictions and eligible under NI 44-101 to file the Prospectus, and no material change relating to the Company has occurred since the date of this Agreement with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality; and

(D)

all of the representations and warranties made by the Company in the Transaction Documents are true and correct in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(vi)

a certificate dated the Closing Date (or, in the case of the Over-Allotment Option Closing, dated the Over-Allotment Closing Date) signed by the Chief Executive Officer of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Offered Securities, the authorization of the Transaction Documents, the TSX listing and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(vii)	at the Closing Time, a certificate of status (or equivalent) for the Company, dated within one business day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(viii)	at the Closing Time, a certificate of the Transfer Agent, which certifies the number of Common Shares issued and outstanding on the business day prior to the Closing Date;

(ix)

at the Closing Time, a “bring-down” comfort letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is two business days prior to the Closing Date, the information contained in the Comfort Letter; and

(x)

at the Closing Time, such other materials (the “Closing Materials”) as the Underwriters may reasonably require and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(k)

from and including the date of this Agreement through to and including the Closing Time, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in the Transaction Documents or any Ancillary Documents remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Company contained in the Transaction Documents or any Ancillary Documents materially untrue or incorrect;

(l)

from the date hereof and continuing for a period of 90 days following the Closing Date, not issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any Common Shares or securities convertible into Common Shares, other than issuances: (i) pursuant to the Offering, (ii) under existing director or employee stock options, bonus or purchase plans or similar share compensation arrangements as detailed in the Public Disclosure Documents; (iii) upon the exercise of convertible securities, warrants or options outstanding prior to the Closing Date; (iv) in connection with previously scheduled property payments and/or other corporate acquisitions, or (v) in connection with existing contracts, including certain impact benefit agreements entered into in the ordinary course of business, without the prior written consent of the Co-Lead Underwriters, such consent not to be unreasonably withheld or delayed;

(m)

prior to the Closing Time, provide evidence satisfactory to the Underwriters of the conditional approval of the TSX of the listing and posting for trading on the TSX of the Offered Securities, subject only to satisfaction by the Company of customary post-closing conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”);

(n)

advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof; of: (i) the issuance by any Commission of any order suspending or preventing the use of the Base Shelf Prospectus or any Supplementary Material; (ii) the suspension of the qualification of the Offered Securities or Over-Allotment Option for offering, sale or distribution in any of the Qualifying Jurisdictions or the suspension of the sale or the cessation of the trading in the Common Shares or any securities of the Company; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Commission for amending or supplementing the Prospectus or any Supplementary Material or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) or (ii) above and, if any such order is issued, to seek to obtain the withdrawal thereof as promptly as possible;

(o)

not reproduce, disseminate, quote from or refer to any written or oral opinions, advice, analysis and materials provided by the Underwriters to the Company in connection with the Offering in whole or in part at any time, in any manner or for any purpose, without the Co-Lead Underwriters’ prior written consent in each specific instance, and the Company shall and shall use commercially reasonable efforts to cause its affiliates, officers, directors, agents and advisors to keep confidential the opinions, advice, analysis and materials furnished to the Company by the Underwriters and their counsel in connection with the Offering;

(p)

during the period commencing on the date hereof and until completion of the distribution of the Offered Securities, promptly provide to the Underwriters drafts of any press releases of the Company relating to the Offering for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner;

(q)

forthwith notify the Underwriters of any breach of any covenant of this Agreement or any Ancillary Documents by any party thereto, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement or any Ancillary Document is or has become untrue or inaccurate in any material respect;

(r)

unless the news release complies with Rule 135c under the U.S. Securities Act, ensure that any news release relating to the Offering will include substantially the following legend: “NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.”, and news releases relating to this transaction will include substantially the following statements: “This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States, absent such registration or an applicable exemption from such registration requirements.”;

(s)	use the net proceeds of the Offering substantially in the manner set out in the Prospectus Supplement under the heading “Use of Proceeds”, subject to the qualifications set out therein; and

(t)	make management of the Company available to provide such assistance in marketing the Offering as the Underwriters may reasonably request.

6.2	Each of the Underwriters covenants and agrees with the Company, severally, and not jointly, and acknowledges that the Company is relying upon such covenants in entering into this Agreement, that:

(a)

during the period of distribution of the Offered Securities by or through the Underwriters, it will offer and sell the Offered Securities to the public only in the jurisdictions where they may lawfully be offered for sale upon the terms and conditions set forth in the Prospectus, the U.S. Memorandum and this Agreement, either directly or through a Selling Group member;

(b)

it will not, directly or indirectly, solicit offers to purchase or sell the Offered Securities or deliver any Offering Document to Purchasers so as to require registration of the Offered Securities or the filing of a prospectus or registration statement with respect to the Offered Securities under the Laws of any jurisdiction other than the Qualifying Jurisdictions, including the United States; and

(c)

the Underwriters will use their commercially reasonable efforts to complete the distribution of the Offered Securities as promptly as possible after the Closing Date. The Underwriters will notify the Company when, in the Underwriters’ opinion, the Underwriters have ceased the distribution of Offered Securities, and, within thirty days after completion of the distribution, will provide the Company, in writing, with a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions where that breakdown in required by a Commission for the purpose of calculating fees payable to, or making filings with, that Commission.

7.	UNDERWRITERS’ EXPENSES

7.1

Whether or not the purchase and sale of the Offered Securities shall be completed, all reasonable costs and expenses of or incidental to the sale and delivery of the Offered Securities and of or incidental to all matters in connection with the transactions herein shall be borne by the Company, including (i) the Underwriters’ reasonable “out-of-pocket” expenses, including any advertising, printing, courier, telecommunications, data search and travel expenses, (ii) the fees and disbursements of the Underwriters’ legal counsel, to a maximum of $175,000 (exclusive of disbursements and applicable taxes), (iii) all costs incurred in connection with the preparation of documents relating to the Offering, and (iv) all expenses of or incidental to the creation, issue, sale and distribution of the Offered Securities, the fees and expenses of counsel, the Company’s Auditors, the Transfer Agent and independent experts to the Company, and all filing and regulatory fees.

8.	ACTION BY UNDERWRITERS

8.1

The Company shall be entitled to act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by the Co-Lead Underwriters and, except to the extent that an Underwriter notifies the Company in writing to the contrary, the Underwriters agree that the Co-Lead Underwriters have the authority to bind the Underwriters with respect to all matters covered by this Agreement insofar as such matters relate to the Underwriters.

9.	UNDERWRITING PERCENTAGES

9.1

Subject to the terms hereof, the obligations of the Underwriters hereunder in respect of the Offering, including the obligation to purchase the Offered Securities, at the Closing Time, shall be several, and not joint, and shall be limited to the percentages set out opposite the name of the Underwriters below:

Haywood Securities Inc.	22%
ATB Cormark Capital Markets Corp.	22%
National Bank Financial Inc.	22%
Canaccord Genuity Corp.	8%
SCP Resource Finance LP	8%
Beacon Securities Limited	5%
H.C. Wainwright & Co., LLC	5%
Ventum Financial Corp.	5%
BMO Nesbitt Burns Inc.	3%

100%

9.2

In the event that any Underwriter shall at the Closing Time fail to purchase its percentage of the Offered Securities (the “Defaulted Securities”) as provided in section 9.1 (a “Defaulting Underwriter”) and the percentage of Offered Securities that have not been purchased by the Defaulting Underwriters represents 8% or less of the aggregate Offered Securities, the other Underwriters shall be severally, and not jointly, nor jointly and severally, obligated, to purchase all of the Offered Securities, that the Defaulting Underwriter has failed to purchase; the Underwriters shall purchase such Offered Securities pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that the percentage of Offered Securities that have not been purchased by a Defaulting Underwriter represents more than 8% of the aggregate Offered Securities, the other Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the Offered Securities which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right shall purchase such Offered Securities pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the Company shall have the right to either (i) proceed with the sale of the Offered Securities (less the Defaulted Securities), with the Underwriters who are not Defaulting Underwriters, or (ii) terminate its obligations hereunder without liability. The Underwriters that are not in default shall be relieved of all obligations to the Company arising from the default of the Defaulting Underwriter. Nothing in this section shall oblige the Company to sell to the Underwriters less than all of the Offered Securities or relieve from liability to the Company any Underwriter which shall be so in default.

10.	CONDITIONS PRECEDENT

10.1

The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Co-Lead Underwriters on behalf of the Underwriters in their sole discretion:

(a)

all actions required to be taken by or on behalf of the Company, including the passing of all requisite resolutions of the board of directors of the Company approving the transactions contemplated hereunder, will have been taken, including to approve the Transaction Documents, to obtain the requisite conditional approval of the TSX for the Offering and to validly offer, sell and distribute the Offered Securities;

(b)

the Company will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering and the Prospectus, including receipts from the Commissions pursuant to NP 11-202 in respect of the Prospectus, to permit the Company to complete its obligations hereunder, except for the filing of a distribution certificate with the Commissions and the payment of any related fees;

(c)

the Company will have, within the required time set out hereunder, delivered or caused the delivery of the required Comfort Letter, Legal Opinions, U.S. Legal Opinion, Officers’ Certificate and other Closing Materials as the Underwriters may reasonably require in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(d)

no order ceasing or suspending trading in any securities of the Company, or ceasing or suspending trading by the directors or officers of the Company, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose, to the knowledge of the Company, will be pending or threatened;

(e)

as of the Closing Time, there shall be: (i) no reports or information that in accordance with the requirements of the Regulatory Authorities must be made publicly available in connection with the sale of the Offered Securities that have not been made publicly available as required; (ii) no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Offering that have not been filed as required and delivered to the Underwriters; and (iii) no contracts, documents or other materials required to be described or referred to in the Prospectus or the U.S. Memorandum that are not described or referred to as required and delivered to the Underwriters;

(f)

the Underwriters shall have received at the Closing Time a letter from the Transfer Agent dated the Closing Date and signed by an authorized officer of such transfer agent confirming the number of issued and outstanding Common Shares on the business day prior to the Closing Date;

(g)	the Underwriters not having exercised any rights of termination set forth in this Agreement;

(h)

the Company will have, as of the Closing Time, complied in all material respects with all of its covenants and agreements contained in the Transaction Documents, including all requirements for conditional approval of the Offering and the listing and posting for trading of the Offered Securities on the TSX as required to be provided prior to the Closing Time;

(i)

the representations and warranties of the Company contained in the Transaction Documents will be true and correct in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) as of the Closing Time as if such representations and warranties had been made as of the Closing Time; and

(j)

the Company shall cause each of the directors and executive officers of the Company to enter into lock-up agreements in a form satisfactory to the Company and the Co-Lead Underwriters, each acting reasonably, to be executed prior to the Closing Date (the “Lock-up Agreements”), pursuant to which each such person agrees to not, for a period of 90 days from the Closing Date, without the prior written consent of the Co-Lead Underwriters, such consent not to be unreasonably withheld or delayed, directly or indirectly offer, sell, contract to sell, grant any option to purchase, make any short sale, lend, swap, or otherwise dispose of, transfer, assign, or announce any intention to do so, any Common Shares or any securities convertible into or exchangeable for Common Shares, with respect to which each has beneficial ownership or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise, other than: (i) pursuant to a bona fide take-over bid, change of control or any other similar transaction made generally to all of the shareholders of the Company, provided that, in the event the take-over bid, change of control or similar transaction is not completed, such securities shall remain subject to the Lock-up Agreement; or (ii) sales of any Common Shares in connection with the exercise or vesting of stock options, restricted share units, performance share units, deferred share units and other similar issuances pursuant to the equity incentive plans of the Company or the exercise of Common Share purchase warrants.

11.	CLOSING

11.1

The closing of the transactions contemplated under this Agreement (the “Closing”) shall be completed electronically at the Closing Time on September 24, 2026 or such other time and date as may be agreed to in writing by the Company and the Co-Lead Underwriters (the “Closing Date”).

11.2

At the Closing, upon receipt of payment therefor, the Company shall provide electronic evidence of the issuance of the Offered Securities (or physical certificates if so advised by the Co-Lead Underwriters) in the names and denominations reasonably requested by the Underwriters; provided, that Offered Securities sold to U.S. Accredited Investors pursuant to Regulation D shall be represented by physical certificates or direct registration statement advices registered in the name of the Purchasers thereof or their nominee.

11.3	At the Closing Time, the Company shall deliver to the Underwriters such documents set forth in section 6.1(k), as applicable.

11.4

Subject to the conditions set out herein, at the Closing the Underwriters shall pay to the Company the aggregate gross proceeds of the sale of the Offered Securities, less, or against, the Underwriting Fee and the expenses as provided in section 7.

12.	OVER-ALLOTMENT OPTION CLOSING

12.1

In the event the Over-Allotment Option is exercised, at the Over-Allotment Option Closing, subject to the terms and conditions contained in this Agreement, the Company shall issue and deliver to the Underwriters in such locations that the Co-Lead Underwriters advise the Company the certificates (in physical or electronic form as the Co-Lead Underwriters may advise in the notice) representing the Additional Shares to be issued at the Over-Allotment Option Closing in the names and denominations reasonably requested by the Underwriters.

12.2

The Over-Allotment Option Closing shall occur not more than three business days after the date that the notice of exercise of the Over-Allotment Option has been given in accordance with the terms of the Over-Allotment Option.

12.3	At the Over-Allotment Option Closing, the Company shall deliver to the Underwriters such documents set forth in subsection 6.1(k), as applicable, excepting subsection 6.1(k)(iv).

12.4

If the Company has satisfied all of its obligations under this Agreement, on the Over-Allotment Closing Date the Underwriters shall pay to the Company by wire transfer the gross proceeds of the sale of the Additional Shares, less (i) the Underwriting Fee and (ii) if so desired by Co- Lead Underwriters, any costs and expenses owing to the Underwriters pursuant to section 7.1.

12.5

The Company and Underwriters agree that the Over-Allotment Option Closing Date may occur on the same date as the Closing Date, subject to the Company’s prior receipt of the notice in accordance with the Over- Allotment Option.

13.	INDEMNITY

13.1

The Company hereby agrees to indemnify and hold harmless each of the Underwriters, their respective affiliates and their respective directors, officers, employees, partners, agents, and shareholders (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all losses, claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind (excluding loss of profits), including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, disbursements and taxes of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”), which an Indemnified Party may incur or become subject to or otherwise involved in (in any capacity) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, this Agreement whether performed before or after the Company’s execution of the Agreement, and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim. This indemnity shall not be available to any Indemnified Party in relation to any losses, expenses, claims, actions, damages or liabilities incurred by the Indemnified Party that are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted primarily from the Indemnified Party’s breach of agreement, gross negligence, fraud or wilful misconduct.

13.2

In the event and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that an Indemnified Party was grossly negligent, fraudulent or guilty of wilful misconduct in connection with a Claim in respect of which the Company has advanced funds to the Indemnified Party pursuant to this indemnity, such Indemnified Party will reimburse such funds to the Company and thereafter this indemnity will not apply to such Indemnified Party in respect of such Claim. The Company agrees to waive any right the Company might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

13.3

If a Claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Company, the Indemnified Party will give the Company prompt written notice of any such Claim of which the Indemnified Party has knowledge and the Company will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all expenses. Failure by the Indemnified Party to so notify will not relieve the Company of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Company of substantive rights or defences.

13.4

No admission of liability and no settlement, compromise or termination of any Claim will be made without the Company’s consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld; provided, however, that no consent of an Indemnified Party will be required if the Company has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise or termination includes an unconditional release of each Indemnified Party from any liability arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party. Notwithstanding that the Company will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(a)	employment of such counsel has been authorized in writing by the Company;

(b)	the Company has not assumed the defence of the action within a reasonable period of time after receiving notice of the Claim;

(c)

the named parties to any such claim include both the Company and the Indemnified Party and the Indemnified Party will have been advised by counsel to the Indemnified Party that there may be a conflict of interest between the Company and the Indemnified Party; or

(d)	there are one or more defences available to the Indemnified Parties which are different from or in addition to those available to the Company,

in which case such fees and expenses of such counsel to the Indemnified Party will be for the Company’s account, provided that the Company shall not be responsible for the fees or expenses of more than one legal firm in any single Jurisdiction for all of the Indemnified Parties. The rights accorded to the Indemnified Parties hereunder will be in addition to any rights an Indemnified Party may have at common law or otherwise.

13.5

If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or is insufficient to hold them harmless, the Company will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Company or the Company’s shareholders on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Company will in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any amount in excess of the fees actually received by any Indemnified Parties hereunder.

13.6

The Company hereby constitutes the Co-Lead Underwriters as trustees for each of the other Indemnified Parties of the Company’s covenants under this indemnity with respect to such persons and the Co-Lead Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

14.	RESTRICTED DEALER OBLIGATIONS

14.1

H.C. Wainwright & Co., LLC (the “Restricted Dealer”) is not registered as a dealer or other market participant in any Qualifying Jurisdiction and hereby covenants to the Company and the Canadian Underwriters not to sell or make offers to sell, the Offered Securities in Canada, or to residents of Canada. All sales made by the Restricted Dealer shall be made in the United States in compliance with applicable Securities Laws, provided that they are lawfully offered and sold. The Restricted Dealer will not execute the “Certificate of the Underwriters” included in the Prospectus Supplement and, accordingly, neither the Restricted Dealer nor any of its affiliates will be liable for any misrepresentation in the Prospectus or any amendment thereto under Canadian Securities Laws.

14.2

In consideration of being a part of the syndicate of Underwriters, the Restricted Dealer hereby irrevocably and unconditionally agrees to indemnify each of the Canadian Underwriters on a pro rata basis with respect to any and all losses, damages, liabilities, actions and claims (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) against such Canadian Underwriters arising out of, resulting from or otherwise related to: (a) any liability of the Canadian Underwriters pursuant to Section 131 of the Securities Act or any equivalent provision in the Canadian Securities Laws in the other Qualifying Jurisdictions; (b) any failure or alleged failure of the Prospectus, or any amendment or supplement thereto, to contain full, true and plain disclosure of all material facts as required by Canadian Securities Laws; or (c) any order made or enquiry, investigation or proceedings commenced or threatened by any court, securities regulatory authority or other competent Governmental Authority based upon any failure to comply with Canadian Securities Laws, preventing or restricting the trading in or the sale or distribution of the Offered Securities in any of the Qualifying Jurisdictions, in each case where such Canadian Underwriters are determined by a court of competent jurisdiction, securities regulatory authority or other competent Governmental Authority in a final judgment or decision from which no appeal can be made to be liable pursuant to such laws in respect of such action or claim (each an “Inter-Underwriter Indemnified Claim” and in aggregate, the “Inter-Underwriter Indemnified Claims”).

14.3

For the purposes of determining the amount that the Restricted Dealer is obligated to indemnify each Canadian Underwriter and for the purposes of determining the Restricted Dealer’s entitlement to any payment made by the Company in connection with an Inter-Underwriter Indemnified Claim or expense reimbursement made in connection therewith, “pro rata” will be determined by reference to the percentage set forth opposite the name of each Underwriter in Section 9.

14.4

In addition, the Restricted Dealer hereby agrees to, upon the reasonable request of any of the Canadian Underwriters, assist the Canadian Underwriters in securing indemnification from the Company pursuant to Section 13 in connection with any Inter-Underwriter Indemnified Claims incurred by the Canadian Underwriters as far as reasonably practicable. The Restricted Dealer shall be entitled to receive on a “pro rata” basis its proportion of any payment made to the Underwriters, or one or more of them, by the Company (the “Indemnifying Party Indemnification”) pursuant to Section 13 in connection with an Inter-Underwriter Indemnified Claim or expense reimbursement made in connection therewith.

14.5

In no event shall the aggregate amount of Restricted Dealer’s indemnity exceed 5% of the total of all Inter-Underwriter Indemnified Claims after deduction of any Indemnifying Party Indemnification received by the Underwriters. The maximum amount payable by the Restricted Dealer to all of the Canadian Underwriters in the aggregate pursuant to this Section 14 shall be reduced to the extent that Restricted Dealer is required to pay damages directly to claimants under Canadian Securities Laws in connection with the action or claim that is the subject matter of the indemnification being sought under this Section 14.

14.6

The Restricted Dealer acknowledges and agrees that all of the covenants and obligations made by it under this Section 14 are made in favour of each of the Canadian Underwriters and that all of such covenants and obligations of the Restricted Dealer may be enforced (without duplication) by any of the Canadian Underwriters on its own behalf or as agent for any of the others.

14.7	Notwithstanding anything set forth in this Agreement to the contrary, the Restricted Dealer will only be required to make payment to a Canadian Underwriter pursuant to this Section 14 if:

(a)

such Canadian Underwriter has used its commercially reasonable efforts to be reimbursed for the Inter-Underwriter Indemnified Claims pursuant to the indemnity and contribution provisions of Section 13 but has not been fully reimbursed; and

(b)

it has not been determined in a final judgment of a court of competent jurisdiction or by written acknowledgement of such Canadian Underwriter that the action or claim resulting in the Inter-Underwriter Indemnified Claims was caused by or resulted from the gross negligence or willful misconduct of such Canadian Underwriter.

14.8

If and to the extent that a court of competent jurisdiction in a final judgment determines, or the Canadian Underwriter acknowledges in writing, that an action or claim to which such Canadian Underwriter is subject was caused by or resulted from the gross negligence or wilful misconduct of such Canadian Underwriter, then such Canadian Underwriter shall promptly reimburse to the Restricted Dealer any amounts previously paid to it by the Restricted Dealer under this in respect of such action or claim. In addition, if the Restricted Dealer has made a payment to a Canadian Underwriter pursuant to this Section 14 and such Canadian Underwriter is thereafter reimbursed for all or any portion of the applicable Inter-Underwriter Indemnified Claim pursuant to this Agreement, then such Canadian Underwriter shall promptly reimburse to the Restricted Dealer such payment made by the Restricted Dealer pursuant to this Section 14 (but, for the avoidance of doubt, only to the extent that such Canadian Underwriter was reimbursed for the applicable Inter-Underwriter Indemnified Claim).

14.9

If any action or claim is asserted against any Canadian Underwriter that is or may be subject to indemnification under this Section 14, the Canadian Underwriter will notify the Restricted Dealer in writing as soon as possible of the particulars of such action or claim (but the omission so to notify the Restricted Dealer of any potential action or claim shall not relieve the Restricted Dealer from any liability which it may have to any Canadian Underwriter and any omission so to notify the Restricted Dealer of any actual action or claim shall affect the Restricted Dealer’s liability only to the extent that the Restricted Dealer is materially prejudiced by that failure) and keep the Restricted Dealer reasonably apprised of the progress of the investigation or defence of such action or claim.

15.	COMPENSATION

15.1

In consideration of the services rendered by the Underwriters in connection with the Offering, the Company will, at the Closing Time, pay to the Underwriters a cash fee (the “Underwriting Fee”) equal to 5.0% of the aggregate gross proceeds from the sale of Offered Securities, provided that the Underwriting Fee shall be reduced to 2.0% in respect of up to $3,000,000 of the gross proceeds from the sale of Offered Securities to President’s List Purchasers. Notwithstanding anything to the contrary contained in this Section 15, no portion of the Underwriting Fee payable in respect of Offered Securities purchased from the Company pursuant to Rule 506(b) of Regulation D shall be payable to BMO Nesbitt Burns Inc., such portion of the Underwriting Fee to be paid proportionally among the other Underwriters as determined by reference to the percentage set forth opposite the name of each Underwriter in Section 9.

16.	TERMINATION OF AGREEMENT

16.1

The Company shall use its commercially reasonable efforts to cause all conditions in favour of the Underwriters under this Agreement to be satisfied, and the Underwriters shall use their respective commercially reasonable efforts to cause all conditions in favour of the Company under this Agreement to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

16.2

In addition to any other remedies which may be available to the Underwriters, this Agreement and any obligation of the Underwriters to purchase the Offered Securities may be terminated by the Underwriters (or in the case of their individual obligations under this Agreement, by any one of them) at any time up to the Closing if:

(a)

there shall occur any material change in the business, financial condition, assets, liabilities (contingent or otherwise), results of operations or prospects of the Company or any change in any material fact contained or referred to in the Prospectus or any amendment thereof, or there shall exist or be discovered by any Underwriter any material fact which is, or may be, of such a nature as to render the Prospectus or any amendment thereof, untrue, false or misleading in a material respect or result in a misrepresentation (other than a change or fact related solely to the Underwriters), which in the reasonable opinion of any Underwriter would be expected to have a material adverse effect on the market price or value of the Common Shares, or the market price or value of the Offered Securities;

(b)

there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence, acts of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, any outbreak or escalation of war, hostilities or terrorism, natural disaster, public protest or major financial, political or economic occurrence of national or international consequence, or any action, government, or any action, law, regulation or inquiry which, in the reasonable opinion of any Underwriter, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets in Canada or the United States, or the business, operations or affairs of the Company;

(c)

any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made or issued by any Governmental Authority in relation to the Company or any one of its officers or directors (except for any inquiry, action, suit, proceeding, investigation or order based upon the activities of the Underwriters); or there is any change of law, or the interpretation or administration thereof;

(d)

any order shall have been made or threatened to cease or suspend trading in the Common Shares or any other securities of the Company, or to otherwise prohibit or restrict in any manner the distribution of the Offered Securities, or any other securities of the Company, or proceedings are announced or commented for the making of any such order by any securities regulatory authority or similar or regulatory or judicial authority or the TSX, which order has not been rescinded, revoked or withdrawn, which, in the reasonable opinion of the Underwriters or any one of them, operates to prevent, restrict or otherwise materially adversely affect the distribution or trading of the Offered Securities or any other securities of the Company;

(e)	the Company is in breach of any material term, condition or covenant of this Agreement or any representation or warranty given by it in this Agreement is false in any material respect; or

(f)	each of the Co-Lead Underwriters and the Company mutually agree in writing to terminate this Agreement.

16.3

If this Agreement is terminated by the Underwriters, or if the individual obligations of an Underwriter under this Agreement are terminated by an Underwriter, any such terminating Underwriter shall use its commercially reasonable efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in section 16.2 provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of any of the Underwriters to exercise its rights under section 16.2, at any time prior to or at the Closing Time on the Closing Date. A notice of termination given by one Underwriter under this section 16 shall not be binding upon the other Underwriters.

16.4

The rights of termination contained in this section 16 as may be exercised by any Underwriter are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement.

16.5

If this Agreement is terminated by the Underwriters, or if the individual obligations of any of the Underwriters under this Agreement are terminated by an Underwriter, pursuant to this section 16, there shall be no further liability to the Company on the part of such Underwriter or Underwriters, as applicable, or of the Company to such Underwriter or Underwriters, as applicable, except in respect of any liability which may have arisen or may thereafter arise under section 7.1, section 12 and section 15.

17.	GENERAL

17.1	Any notice to be given hereunder shall be in writing and may be given by e-mail or by hand delivery and shall, in the case of notice to the Company, be addressed and e-mailed or delivered to:

First Mining Gold Corp.

Suite 2070 – 1188 West Georgia Street

Vancouver, BC V6E 4A2

Attention:	Daniel W. Wilton
Email:	dan@firstmininggold.com

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

3500 – 1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention:	Bob Wooder and Michelle Noorani
Email:	bob.wooder@blakes.com and michelle.noorani@blakes.com

and in the case of the Underwriters, be addressed and e-mailed or delivered to the Co-Lead Underwriters, on behalf of the Underwriters, to:

Haywood Securities Inc.

700 – 200 Burrard Street

Vancouver, British Columbia V6C 3L6

Attention:	Kevin Campbell
Email:	kcampbell@haywood.com

ATB Cormark Capital Markets Corp.

200 Bay Street, Suite 1800

Toronto, Ontario M5J 2J2

Attention:	Darren Wallace
Email:	dwallace@cormark.com

National Bank Financial Inc.

Suite 800 – 130 King Street

Toronto, ON M5X 1J9

Attention:	Gregory Doyle
Email:	greg.doyle@nbc.ca

with a copy (which shall not constitute notice) to:

DuMoulin Black LLP

15th Floor, 1111 West Hastings Street

Vancouver, British Columbia V6E 2J3

Attention:	David Gunasekera
Email:	dgunasekera@dumoulinblack.com

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

17.2

The Company acknowledges that in connection with the Offering: (i) the Underwriters have acted at arm’s length and owe no fiduciary duties to the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement, and (iii) the Underwriters may have interests that differ from those of the Company.

17.3

Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this section 17.3 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

17.4

The Underwriters agree, subject to any applicable laws and regulations which may require disclosure, to take all reasonable steps to keep all undisclosed information or documents relating to the Company and its subsidiaries (“Confidential Information”) confidential and not use the Confidential Information except to the extent necessary for the performance of their services hereunder in connection with the Offering. The Underwriters and their subsidiaries and affiliates and each of their directors, officers, employees and agents will ensure that Confidential Information is only disclosed to those persons who need to know the Confidential Information for the purpose of the Offering and will ensure that such persons are aware of the obligations of confidentiality in relation to such Confidential Information. This section 17.4 shall survive the termination of this Agreement.

17.5

This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the Engagement Letter.

17.6	The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

17.7

Except as expressly provided for in this Agreement, all warranties, representations, covenants and agreements of the Company and the Underwriters herein contained, or contained in documents submitted or required to be submitted pursuant to this Agreement, shall survive the purchase by the Underwriters of the Offered Securities and shall continue in full force and effect, regardless of the Closing and regardless of any investigation which may be carried on by the Company or the Underwriters, or on their behalf, as the case may be, for a period ending on the date that is two years following the Closing Date. For greater certainty, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations, including those provided for in section 13, shall survive and continue in full force and effect, subject only to the applicable limitation period prescribed by law.

17.8

No alteration, amendment or modification of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment or modification is in written form executed by the parties directly affected by such alteration, amendment or modification.

17.9

The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

17.10	This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

17.11

This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein (excluding any conflict of law rule or principle of such laws that might refer such interpretation or enforcement to the laws of another jurisdiction). Each of the Company and the Underwriters irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matter arising hereunder or relating hereto.

17.12	The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

17.13

The parties acknowledge that they have requested and agreed that this Agreement and all documents under or in connection with this Agreement are to be prepared and executed in the English language only. Les parties aux présents ont exigé et consenti à ce que la présente convention et tous les documents s’y rattachant soient rédigés et souscrits en anglais seulement et s’en déclarant satisfaites.

17.14

The parties may sign this Agreement in as many counterparts as may be deemed necessary and may be delivered by facsimile or e-mail, all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this Agreement and return same to the Underwriters whereupon this Agreement as so accepted shall constitute an agreement between the Company and the Underwriters enforceable in accordance with its terms.

[Signature Page Follows]

Yours truly,

HAYWOOD SECURITIES INC.

By:	/s/ Kevin Campbell
Name: Kevin Campbell Title: Managing Director, Investment Banking

ATB CORMARK CAPITAL MARKETS CORP.

By:	/s/ Darren Wallace
Name: Darren Wallace Title: Managing Director, Investment Banking

NATIONAL BANK FINANCIAL INC.

By:	/s/ Gregory Doyle
Name: Gregory Doyle Title: Managing Director, Global Mining & Metals Investment Banking

CANACCORD GENUITY CORP.

By:	/s/ David Sadowski
Name: David Sadowski Title: Managing Director, Head of Canadian Metals and Mining

SCP RESOURCE FINANCE LP, by its General Partner, SCP RESOURCE FINANCE GP INC.

By:	/s/ David Wargo
Name: David Wargo Title: Chief Executive Officer & Head of Investment Banking

[Signature Page to Underwriting Agreement]

BEACON SECURITIES LIMITED

By:	/s/ Scott Robertson
Name: Scott Robertson Title: Managing Director, Investment Banking

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Craig Schwabe
Name: Craig Schwabe Title: Managing Director, Investment Banking

VENTUM FINANCIAL CORP.

By:	/s/ Joseph Gallucci
Name: Joseph Gallucci Title: Managing Director, Head of Mining Investment Banking

BMO NESBITT BURNS INC.

By:	/s/ Kevin Lowe
Name: Kevin Lowe Title: Director, Investment Banking

[Signature Page to Underwriting Agreement]

The foregoing is accepted and agreed to effective as of the date appearing on the first page of this Agreement.

FIRST MINING GOLD CORP.

By:	/s/ Daniel W. Wilton
Name: Daniel W. Wilton
Title: Chief Executive Officer

[Signature Page to Underwriting Agreement]

SCHEDULE “A”

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

1.

As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agreement to which this Schedule “A” is annexed and the following terms shall have the meanings indicated:

(a)	“Accredited Investor Letter” means the Accredited Investor Letter in the form attached to the U.S. Memorandum as Exhibit B;

(b)	“affiliate” means “affiliate” as defined in Rule 405 under the U.S. Securities Act;

(c)

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S, which without limiting the foregoing, but for greater clarity in this Schedule, includes, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

(d)

“Foreign Issuer” shall have the meaning ascribed thereto in Rule 902(e) of Regulation S; without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer that is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (i) more than 50% of the outstanding voting securities of such issuer are owned of record either directly or indirectly by residents of the United States; and (ii) any of the following: (A) the majority of the executive officers or directors are United States citizens or residents, (B) more than 50% of the assets of the issuer are located in the United States, or (C) the business of the issuer is administered principally in the United States;

(e)

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used under Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio or any other telecommunications medium, including electronic display or television, or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(f)	“Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

(g)	“Qualified Institutional Buyer” means a “qualified institutional buyer” as such term is defined in Rule 144A(a)(1) under the U.S. Securities Act;

(h)	“Qualified Institutional Buyer Letter” means the Qualified Institutional Buyer Letter in the form attached to the U.S. Memorandum as Exhibit A;

(i)	“Regulation D” means Regulation D under the U.S. Securities Act;

(j)	“Regulation S” means Regulation S under the U.S. Securities Act;

(k)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S; and

(l)	“U.S. Accredited Investor” means an “accredited investor” as defined in Rule 501(a) of Regulation D that is not also a Qualified Institutional Buyer.

2.	Representations, Warranties and Covenants of the Underwriters

The Underwriters, through their U.S. Affiliates, may offer the Offered Securities in the United States in reliance upon available exemptions from registration under the U.S. Securities Act and in compliance with applicable state securities laws. In connection therewith, each Underwriter (for and on behalf of itself and its U.S. Affiliate) represents, warrants and covenants to the Company as of the date hereof and the Closing Date that and any Over-Allotment Closing Date:

(a)

It has not offered and sold, and will not offer and sell, any Offered Securities, except (i) in an Offshore Transaction and otherwise in accordance with Rule 903 of Regulation S, or (ii) as provided in paragraphs (b) through (o) below. Except as provided in paragraphs (b) through (o) below, none of the Underwriter, its Affiliates (including its U.S. Affiliates) or any person acting on any of their behalf (i) has made or will make any offer to sell, or any solicitation of an offer to buy, any Offered Securities to a person in the United States; or (ii) has made or will make any sale of Offered Securities unless, at the time the buy order was or will have been originated, the Purchaser is (A) outside the United States or (B) the Underwriter, its affiliates (including its U.S. Affiliate) or any person acting on any of their behalf reasonably believes that the Purchaser is outside the United States; or (iii) has engaged or will engage in any Directed Selling Efforts in the United States in connection with the Offering.

(b)

It has not entered into and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Securities, except with its U.S. Affiliate, any Selling Group members, or with the prior written consent of the Company. It shall require its U.S. Affiliate and any Selling Group member appointed by it to agree, for the benefit of the Company, to comply with, and shall use its commercially reasonable efforts to ensure that its U.S. Affiliate and such Selling Group member complies with, the provisions of this Schedule “A” applicable to such Underwriter as if such provisions applied to such U.S. Affiliate or such Selling Group member.

(c)

All offers (and in connection only with sales pursuant to Rule 144A, sales) of Offered Securities in the United States shall be made through its U.S. Affiliate, which is, on the date of each such offer and sale of the Offered Securities, a duly registered broker or dealer with the SEC under the U.S. Exchange Act and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. and a broker-dealer in each state where such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements), in compliance with all applicable U.S. broker-dealer requirements.

(d)

In connection with offers and sales of Offered Securities, if any, in the United States none of the Underwriter, its affiliates (including its U.S. Affiliate), or any person acting on any of their behalf has engaged or will engage in (i) any form of General Solicitation or General Advertising, or (ii) any conduct in the United States involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

(e)

Any offer, sale or solicitation of an offer to buy Offered Securities that has been made or will be made by it through its U.S. Affiliate in the United States was or will be made in accordance with (i) in connection with any such offer, sale or solicitation of an offer to buy Offered Securities, Rule 144A only to persons it reasonably believes to be Qualified Institutional Buyers, or (ii) in connection with any offer or solicitation of an offer to buy Offered Securities, but not a sale thereof, Rule 506(b) of Regulation D only to U.S. Accredited Investors.

(f)

Each offeree and Purchaser in the United States shall be provided, prior to the time of purchase of any Offered Securities, with a copy of the U.S. Memorandum, and other than Marketing Material, no other written material has been or will be used in connection with the offer and sale of the Offered Securities in the United States.

(g)

Immediately prior to soliciting any offerees in the United States, the Underwriter and its U.S. Affiliate had reasonable grounds to believe and did believe that each offeree was either (i) a Qualified Institutional Buyer or (ii) a U.S. Accredited Investor and at the time of completion of each sale by or solicited by the Underwriter through its U.S. Affiliate, will have reasonable grounds to believe and will believe that each such Purchaser purchasing the Offered Securities from the Underwriter through its U.S. Affiliate is a Qualified Institutional Buyer or directly from the Company as a Substituted Purchaser is a U.S. Accredited Investor.

(h)

At least one business day prior to the Closing Date and any Over-Allotment Closing Date, it will provide the registrar and transfer agent, the Company and its counsel with a list of each Purchaser that was offered or sold Offered Securities in the United States and the exemption pursuant to which such Purchasers purchased the Offered Securities.

(i)

Prior to the Closing Date and any Over-Allotment Closing Dates, the Underwriter and its U.S. Affiliate, if offers or sales of the Offered Securities were made by them in the United States, will (i) provide a certificate, substantially in the form of Exhibit A to this Schedule “A”, relating to the manner of the offer and sale of the Offered Securities in the United States, or will be deemed to have represented and warranted that neither the Underwriter nor its U.S. Affiliate made any offer or sale of Offered Securities in the United States; and (ii) obtain and provide to the Company, from each Purchaser in the United States and each Purchaser that was offered Offered Securities in the United States, executed copies of a Qualified Institutional Buyer Letter or Accredited Investor Letter, as applicable.

(j)

It will inform all offerees and Purchasers of Offered Securities in the United States that such securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and are being sold only to Qualified Institutional Buyers pursuant to Rule 144A and U.S. Accredited Investors pursuant to Regulation D, without registration under the U.S. Securities Act and that such securities are “restricted securities” and may not be, offered, sold, pledged or otherwise transferred except pursuant to a registration statement under United States federal and state securities laws or an available exemption from such registration requirements and in compliance with any applicable legends set forth on such securities and the restrictions set forth in the documents and agreements governing such securities, including the U.S. Memorandum and Exhibit A or Exhibit B thereto, as applicable.

(k)	Its U.S. Affiliate offering and selling the Offered Securities in the United States is a Qualified Institutional Buyer.

(l)

None of the Underwriter, its U.S. Affiliate or any person acting on its or their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

(m)

The Underwriter (other than BMO Nesbitt Burns Inc.) represents and warrants that with respect to offers and sales of Offered Securities pursuant to Regulation D (the “Regulation D Securities”), the Underwriter represents that none of it, any of its directors, executive officers, general partners, managing members, other officers participating in offers and sales of Regulation D Securities or any other person associated with or acting on behalf of the above persons (including, but not limited to, the Underwriter’s U.S. Affiliate) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Regulation D Securities (each, an “Underwriter Covered Person” and, together, “Underwriter Covered Persons”), is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D (a “Disqualification Event”), except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Company prior to the date thereof.

(n)

The Underwriter is not aware of any person (other than any Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers of Regulation D Securities.

(o)

The Underwriter (other than BMO Nesbitt Burns Inc.) will notify the Company in writing, prior to the Closing Date and any Over-Allotment Closing Date, of (i) any Disqualification Event relating to any Underwriter Covered Person not previously disclosed to the Company and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Underwriter Covered Person.

(p)

Notwithstanding anything to the contrary contained in this Schedule “A”, BMO Nesbitt Burns Inc. represents and warrants that neither it nor any of its Affiliates (including, for certainty, its U.S. Affiliate) (i) has offered, sold or otherwise solicited, and (ii) will offer, sell or otherwise solicit, purchasers of Offered Securities in the United States pursuant to Regulation D.

3.	Representations, Warranties and Covenants of the Company

The Company represents, warrants and covenants to the Underwriters and the U.S. Affiliates, as of the date hereof and the Closing Date and any Over-Allotment Closing Date, that:

(a)	The Company is a Foreign Issuer and reasonably believes at the commencement of the Offering that there is no Substantial U.S. Market Interest in the Common Shares.

(b)

The Company is not, and as a result of the sale of the Offered Securities contemplated hereby and the application of the proceeds thereof will not be, registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.

(c)

Except with respect to sales of Offered Securities in the United States to U.S. Accredited Investors solicited by the Underwriters through one or more of their U.S. Affiliates in reliance upon the exemption from registration available under Rule 506(b) of Regulation D and offers and sales of Offered Securities in the United States to Qualified Institutional Buyers through the Underwriters and one or more of their U.S. Affiliates in reliance upon the exemption from registration available under Rule 144A, in accordance with the Underwriting Agreement (including this Schedule “A”), neither the Company nor any of its affiliates, nor any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates and any person acting on its or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant), has made or will make: (i) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to a person in the United States; or (ii) any sale of Offered Securities unless, at the time the buy order was or will have been originated, the Purchaser is (A) outside the United States or (B) such offeror reasonably believes that the Purchaser is outside the United States, and (iii) any Directed Selling Efforts with respect to the Offered Securities or has taken or will take, directly or indirectly any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities, or that would cause the exemption afforded by Rule 144A or Rule 506(b) of Regulation D to be unavailable for offers and sales of Offered Securities in the United States in accordance with the Agreement to which this Schedule “A” is annexed, including this Schedule “A”, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities outside the United States in accordance with such Agreement and this Schedule “A”.

(d)

None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates and any person acting any of or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant), has engaged in or will engage in any (i) form of General Solicitation or General Advertising with respect to offers or sales of the Offered Securities in the United States or (ii) conduct in the United States involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with offers and sales of the Offered Securities in the United States.

(e)

The Offered Securities are not, and as of the Closing Time, will not be, and no securities of the same class as the Offered Securities are or will be, (i) listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, (ii) quoted in a “U.S. automated inter-dealer quotation system”, as such term is used in Rule 144A, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than 10% for securities so listed or quoted.

(f)

For so long as any Offered Securities that have been sold pursuant to Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Company is not subject to and in compliance with the reporting requirements of Section 13 or 15(d) of, or exempt from reporting pursuant to Rule 12g3-2(b) under, the U.S. Exchange Act, the Company will furnish to any such holder of the Offered Securities in the United States and any prospective purchaser designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U. S. Securities Act (so long as such requirement is necessary in order to permit holders of the Offered Securities to effect resales under Rule 144A).

(g)

The Company has not, and will not sell, offer for sale or solicit any offer to buy, any of its securities in the United States in a manner that would be integrated with, and would cause the exemption provided by Rule 506(b) of Regulation D or Rule 144A or the exclusion from registration provided by Rule 903 of Regulation S, to become unavailable with respect to, the offer and sale of the Offered Securities as contemplated by the Agreement to which this Schedule “A” is annexed, including this Schedule “A”.

(h)

The Company will file within the prescribed time period(s) a Notice of Sales on Form D as required by Rule 503 of Regulation D with the SEC and any required filings with any applicable state securities regulators in connection with any sales of Offered Securities to U.S. Accredited Investors pursuant to Rule 506(b) of Regulation D.

(i)

Neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminary or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

(j)

For each year that the Company determines that it is a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Company shall provide to Purchasers upon their written request the annual information required for such holders to enable them to make a “Qualified Electing Fund” election pursuant to Section 1295 of the Code, in respect of the Offered Securities, as soon as reasonably practicable following each taxable year of the Company (but in no event later than 75 days following the end of each such taxable year or the date of such written request, whichever is later.

(k)

The offering of the Offered Securities in the United States by the Underwriters through one or more of the U.S. Affiliates is not prohibited pursuant to an order issued pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

(l)

With respect to offers and sales of Regulation D Securities, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Company in any capacity at the time of sale (other than any Underwriter Covered Person, as to whom no representation or warranty is made) (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) of Regulation D. The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Underwriters a copy of any disclosures provided thereunder.

(m)

The Company is not aware of any person (other than any Underwriter Covered Person (as defined herein)) that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers of Regulation D Securities.

(n)

The Company will notify the Underwriters in writing, prior to the Closing Date and any Over-Allotment Closing Date, of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event (as defined herein) relating to any Issuer Covered Person.

EXHIBIT A

TO SCHEDULE “A”

UNDERWRITER’S CERTIFICATE

In connection with the offer and sale in the United States of common shares of First Mining Gold Corp. (the “Company”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated September 21, 2026, among the Company and the underwriters named therein, the undersigned Underwriter and its U.S. Affiliate each hereby certify as follows:

(a)

the U.S. Affiliate is on the date hereof, and was on the date of each offer and sale of Offered Securities made by it, a duly registered broker or dealer with the SEC under the U.S. Exchange Act and under all applicable state securities (including broker-dealer) laws (unless exempted from the respective state’s broker-dealer registration requirements), and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. and all offers and sales of Offered Securities in the United States by the undersigned will be effected in accordance with all U.S. federal and state broker-dealer requirements and in compliance with, or pursuant to exemptions from, the registration or qualification requirements of all applicable state securities (including broker-dealer) laws;

(b)

the undersigned provided each of its offerees and Purchasers of Offered Securities in the United States with a copy of the U.S. Memorandum, and no other written material (other than Marketing Material) was used in connection with the offer and sale of the Offered Securities in the United States;

(c)

immediately prior to transmitting any of the foregoing materials to offerees in the United States, the undersigned had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer or U.S. Accredited Investor and, on the date hereof, the undersigned continues to believe that each Purchaser purchasing Offered Securities from the undersigned is a Qualified Institutional Buyer, and each Purchaser purchasing Offered Securities directly from the Company is a U.S. Accredited Investor;

(d)

no form of General Solicitation or General Advertising was used by the undersigned in the United States, in connection with the offer or sale of the Offered Securities in the United States nor have the undersigned solicited offers for or offered to sell the Offered Securities by any means involving a public offering within the meaning of section 4(a)(2) of the U.S. Securities Act;

(e)

prior to any sale of Offered Securities to a Qualified Institutional Buyer pursuant to Rule 144A, the undersigned caused each such Purchaser to execute a Qualified Institutional Buyer Letter, and prior to any sale of Offered Securities by the Company to a U.S. Accredited Investor pursuant to Rule 506(b) of Regulation D, the undersigned caused each such Purchaser to execute an Accredited Investor Letter;

(f)

neither we, nor our affiliates or any person acting on any of our behalf have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities;

(g)

none of (i) the undersigned, (ii) the undersigned’s general partners or managing members, (iii) any of the undersigned’s directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the undersigned’s general partners’ or managing members’ directors, executive officers or other officers participating in the offering of the Regulation D Securities or (v) any other person associated with any of the above persons that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Securities (each, a “Underwriter Covered Person” and, collectively, the “Underwriter Covered Persons”), is subject to any Disqualification Event, except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Company prior to the date hereof; we are not aware of any person (other than any Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers of Regulation D Securities; and

(h)	all offers and sales of the Offered Securities have been conducted in accordance with the terms of the Underwriting Agreement, including Schedule “A” thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule “A” thereto), unless otherwise defined herein.

DATED this ______ day of ___________________, 2026.

[Underwriter]		[U.S. Affiliate of Underwriter]

By:		By:
	Authorized Signatory		Authorized Signatory

SCHEDULE “B”

LEGAL OPINION

(a)	the Company is a corporation duly amalgamated and validly existing and is in good standing under the laws of the jurisdiction in which it was amalgamated or incorporated, as the case may be;

(b)

the Company has all requisite corporate power and capacity to carry on its business as now conducted as described in the Prospectus and to own, lease and operate its property and assets described in the Prospectus and the Company has the requisite corporate power and capacity to execute and deliver the Transaction Documents and any Ancillary Documents and to carry out the transactions contemplated hereby and thereby;

(c)	the authorized and issued capital of the Company;

(d)

all necessary corporate action having been taken by Company to authorize the execution and delivery of the Transaction Documents and any Ancillary Documents and the performance by the Company of its obligations hereunder and thereunder and to authorize the issuance, sale and delivery of the securities contemplated by this Agreement;

(e)	upon full payment therefor, the Offered Securities will have been validly issued as fully-paid and non-assessable Common Shares;

(f)	the attributes of the Offered Securities conform in all material respects with the description thereof contained in the Prospectus;

(g)

the Company has all necessary corporate power and capacity: (i) to execute and deliver the Transaction Documents and any Ancillary Documents and perform its obligations hereunder and thereunder; and (ii) to issue the securities as contemplated in this Agreement;

(h)

the Transaction Documents have been duly executed and delivered by the Company and the Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable Law;

(i)

the execution and delivery of the Transaction Documents, the fulfillment of the terms thereof by the Company and the offering, issuance, sale and delivery of the Offered Securities do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the: (A) articles and/or by-laws of the Company and resolutions of the board of directors (or a committee thereof) in respect of the Offering; and (B) the Business Corporations Act (British Columbia) or any Canadian Securities Laws;

(j)	Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the Common Shares;

B-1

(k)	the Offered Securities have been conditionally approved for listing on the TSX, subject only to satisfaction by the Company of the Standard Listing Conditions;

(l)

all necessary documents have been filed, all requisite proceedings have been taken and all necessary approvals, permits and consents have been obtained under applicable Canadian Securities Laws to qualify the distribution of the Offered Securities in the Qualifying Jurisdictions by or through persons who are duly registered under applicable Canadian Securities Laws and who have complied with the relevant provisions of such applicable Canadian Securities Laws; and

(m)

subject to the qualifications, assumptions, limitations, restrictions and understandings set out therein, the statements set forth in the Prospectus under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” are fair, to the extent that such statements constitute statements of law, accurate summaries of the matters of Canadian federal income tax law addressed therein in all material respects.

B-2